 Filed pursuant to Rule 253(g)(2)

File No. 024-12204

OFFERING CIRCULAR SUPPLEMENT NO. 3  DATED MAY 11, 2023

(To the offering circular dated March 31, 2023, and qualified on APRIL 11, 2023)

SPARx HOLDINGS gROUP, INC.

(Exact name of registrant as specified in its charter)

Date: May 11, 2023

Nevada	3585	92-3402117
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

780 Reservoir Avenue, #123

Cranston, RI 02910

Telephone: 774-250-2456

www.sparx-fire.com

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

EXPLANATORY NOTE

The following amended and restated final offering circular supplements and restates the preliminary offering circular contained in Part II of our offering statement filed with the U.S. Securities and Exchange Commission (“SEC”) on March 31, 2023, and subsequently qualified by the SEC on April 11, 2023, (the “Offering Statement”). This amended and restated final offering circular supplement should be read in conjunction with our Offering Statement including Part I and Part III. This offering circular supplements and restates the changes made to our preliminary offering circular by the previous offering circular supplements filed with the SEC on May 1, 2023, and May 5, 2023. For convenience and additional information about the Company, we included hyperlinks below to our Offering Statement and most recent Quarterly Report respectively which each can be found here:

https://www.sec.gov/Archives/edgar/data/1874138/000159991623000066/sparx_1a.htm

https://www.sec.gov/ix?doc=/Archives/edgar/data/1874138/000159991623000085/shgi_q323o.htm

OFFERING CIRCULAR SUPPLEMENT - DATED MAY 11, 2023

SPARX HOLDINGS gROUP, INC.

780 Reservoir Avenue, #123

Cranston, RI 02910

Telephone: 774-250-2456

www.sparx-fire.com

100,000,000 Shares of Common Stock

Minimum Purchase Per Investor: $500.00 (25,000 Shares of Common Stock)

Fixed Offering Price Per Share of Common Stock: $0.02

WE ARE OFFERING UP TO A MAXIMUM OF 100,000,000 SHARES OF OUR COMMON STOCK, INCLUDING SHARES TO BE SOLD BY SELLING STOCKHOLDERS, ON A “BEST EFFORTS” BASIS. ALL SHARES SOLD PURSUANT TO THIS OFFERING WILL BE SOLD AT A FIXED PRICE OF $0.02 PER SHARE OF COMMON STOCK.

SEE “SECURITIES BEING OFFERED” AT PAGE 3.

Our Common Stock is quoted on the OTC Markets Group Inc.’s Pink® Open Market. Our ticker symbol is SHGI.

	Number of Shares	Price to Public*	Underwriting Discount and Commissions	Proceeds to Company(1)	Proceeds to Other Persons(2)
Per Share:	1	$0.02		$$0.014	$.006
Maximum Offering Amount:	100,000,000	$2,000,000.00		$$1,400,000.00	$600,000.00

(1)	Maximum aggregate gross proceeds in this Offering to the Company in the Primary Offering will be $1,400,000.00. Shares of Common Stock sold pursuant to this Offering will be sold at a fixed price of $0.02 per share. The amounts in this column do not include legal, accounting, or other expenses of this offering, which are estimated at approximately $10,000 for a fully subscribed offering, not including state filing fees. See “Plan of Distribution”.

(2)	Maximum aggregate gross proceeds in this Offering to the selling stockholders NVC Holdings, LLC and Sparx Holdings, LLC, collectively (the “Selling Stockholders”) in the Secondary Offering will be $600,000.00. Shares of Common Stock sold pursuant to this Offering will be sold at a fixed price of $0.02 per share. At the sole discretion of a selling stockholder(s), each may elect to allocate a portion of proceeds that would otherwise be allocated to their own account, to that of the Company. See “Plan of Distribution – Selling Stockholders”.

We and the Selling Stockholders are offering, on a best-efforts, self-underwritten basis, a number of shares of our common stock at a fixed priced per share of $0.02, with no minimum amount of shares to be sold up to a maximum of 100,000,000 shares. We will receive a maximum of 70% of the gross proceeds (“Primary Offering”) and selling stockholders will receive a maximum of 30% of the gross proceeds (“Secondary Offering”) on a pro rata basis. Both the Primary Offering and Secondary Offering will be conducted as a single “Tier 2 Offering” under Regulation A (the “Offering”). The minimum per-investor investment in this Offering is $500.00 (25,000 shares of Common Stock). The Primary Offering and Secondary Offering will occur simultaneously. The Secondary Offering will be conducted by the selling stockholders in coordination with us, and we will not receive any of the proceeds from the Secondary Offering, unless a selling stockholder elects to instead allocate proceeds set aside for their own account to that of the Company. The Primary Offering will be conducted on a “best-efforts” basis, which means our directors will use their commercially reasonable best efforts in an attempt to offer and sell the shares.

Our directors and officers will not receive any commission or any other remuneration for these sales. In offering the securities on our behalf, the directors and officers will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended. We will bear all costs, expenses, and fees in connection with the qualification or registration of the shares of Common Stock being offered in the Primary Offering, including with regard to compliance with any state securities or “blue sky” laws. The Selling Stockholders will bear all commissions and discounts, if any, attributable to their sale of their shares of Common Stock being offered in the Secondary Offering. If, however, a selling stockholder elects to allocate proceeds set aside for their own account to that of the Company, the Company will reimburse the selling stockholder for any commissions and discounts, if any, that may be attributable to those sales of their shares of Common Stock offered in the Secondary Offering. See “Securities Being Offered” for a description of our Common Stock.

Subscription amounts in the Primary and Secondary Offering shall be held and disbursed by Sparx Holdings Group, Inc. We may commingle investor funds by and between the Company and Selling Stockholders. Funds held by us will be applied to the Company and Selling Shareholders.

All of the shares registered in this offering will be freely transferable without restriction or further registration under Rule 251 unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act.

The offering will commence no later than two business days following the earlier of the determination of the offering price or the date the offering circular is first used after qualification by the Commission in connection with this offering or sale.

Pursuant to Rule 253, the Company reserves the right to decrease the volume of securities offered or change the fixed Price Per Share to the Public at any time during the course of the offering and will file an offering circular supplement to the Offering Statement if the decrease in volume and/or change in price represents no more than a 20% change from the maximum aggregate offering price range calculable using the information in the qualified offering statement. Otherwise, the Company may be required to file a a post-qualification offering circular amendment.

The fixed price of $0.02 of the shares of common stock has been arbitrarily established by the Company based upon its present and anticipated financing needs and bears no relationship to the company's present financial condition, assets, book value, projected earnings, or any other generally accepted valuation criteria. The offering price of the shares may not be indicative of the value of the shares or the company, now or in the future.

The offering will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the Company in its sole discretion.

Our ticker symbol is SHGI, and we are quoted on the OTC Markets Group Inc.’s Pink® Open Market. Our shares are thinly traded, meaning our shares cannot be easily purchased or sold. Normally, we have a low volume of shares trading per day which can lead to volatile changes in the price per share.

The direct public offering price per share is $0.02 with no minimum amount of shares to be sold up to a maximum of 100,000,000 common shares. If the maximum amount of shares equal to 100,000,000 is sold, the Company would realize $1,400,000 in gross proceeds and the Selling Stockholders would realize $600,000.

The Company expects that the amount of expenses of the offering that it will pay will be approximately $10,000.

The offering is being conducted on a best-efforts basis without any minimum aggregate investment target. The Company and Selling Stockholders may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to the Company and Selling Stockholders.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE SECTION ENTITLED “RISK FACTORS.”

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” beginning on page 7.

Sales of these securities will commence on approximately May 11, 2023.

The Company is following the “Offering Circular” format of disclosure under Regulation A.

Currently, we have 500,000,000 common shares and 5,000,000 preferred shares authorized. There are 278,825,031 common shares issued and outstanding. There are no shares of preferred outstanding. We have two directors, Cassandra DeNunzio and Jeffrey DeNunzio. Jeffrey and Cassandra are siblings. Mr. Jeffrey DeNunzio indirectly owns 75,000,000 common shares of the Company by and through NVC Holdings, LLC, a Wyoming Limited Liability company that he equitably owns with his father Thomas DeNunzio. NVC Holdings, LLC currently controls approximately 53.81% of the voting percentage of the Company. Ms. Cassandra DeNunzio owns approximately 100,000,000 common shares of the Company by and through Sparx Holdings, LLC, a Wyoming Limited Liability company. Sparx Holdings, LLC currently owns approximately 35.87% of the voting percentage of the Company. Collectively, the entities owned by the DeNunzios’ currently have voting control equal to approximately 89.68% of the total outstanding and issued commons shares of the Company.

The Company qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, which became law in April 2012 and will be subject to reduced public company reporting requirements.

Mission Statement: Sparx is committed to developing cutting-edge solutions through the use of electronics and software to enable our customers to focus on their business operations with the peace of mind that their facilities, commodities, and occupants are effectively protected from fire hazards.

The following table of contents has been designed to help you find important information contained in this offering circular. We encourage you to read the entire offering circular.

In this Offering Circular, the term “Sparx,” “we,” “us,” “our” or “the Company” refers to Sparx Holdings Group, Inc. The term ‘‘common stock’’, or “common shares” refers to shares of the Company’s common stock.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN, STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

offering circular SUMMARY

 CORPORATE HISTORY

The Company was originally incorporated on June 30, 2021, in the State of Nevada with the name, “Prime Time Holdings, Inc.”

On June 30, 2021, our current director, Jeffrey DeNunzio was appointed Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director of the Company.

On September 14, 2021, the Company entered into an “Agreement and Plan of Merger”, whereas it agreed to, and subsequently participated in, a Nevada holding company reorganization pursuant to NRS 92A.180, NRS 92A.200, NRS 92A.230 and NRS 92A.250 (“Reorganization”). The constituent corporations in the Reorganization were China Shouguan Investment Holding Group Corp. (“CHSO” or “Predecessor”), Sparx Holdings Group, Inc., FKA “Prime Time Holdings, Inc.” (“PRTM” or “Successor”), and Prime Time Merger Sub, Inc. (“Merger Sub”). Our director Jeffrey DeNunzio is, and was, the sole director/officer of each constituent corporation in the Reorganization.

Immediately prior to the Reorganization, Prime Time Holdings, Inc. issued 1,000 common shares of its common stock to Predecessor and Merger Sub issued 1,000 shares of its common stock to Prime Time Holdings, Inc. As such, immediately prior to the merger, Prime Time Holdings, Inc. became a wholly owned direct subsidiary of China Shouguan Investment Holding Group Corp. and Merger Sub became a wholly owned and direct subsidiary of Prime Time Holdings, Inc.

Pursuant to the above, on September 15, 2021, Prime Time Holdings, Inc. filed Articles of Merger with the Nevada Secretary of State. The merger became effective on September 17, 2021, at 9:00 AM PST (“Effective Time”). At the Effective Time, Predecessor was merged with and into Merger Sub (the “Merger), and Predecessor became the surviving corporation. Each share of Predecessor common stock issued and outstanding immediately prior to the Effective Time was converted into one validly issued, fully paid and non-assessable share of Prime Time Holdings, Inc.’s (“Successors”) common stock. The result of the merger was that each former shareholder of Predecessor each became a shareholder of PRTM holding an equivalent amount of shares in PRTM that they previously held in CHSO prior to the merger. The Agreement and Plan of merger were made a part of the Articles of Merger that were filed as EX-99.1 to the Form 8-K filed with the Securities and Exchange Commission on September 20, 2021.

At the Effective Time, Prime Time Holdings, Inc., as successor issuer to China Shouguan Investment Holding Group Corp. continued to trade in the OTC MarketPlace under the previous ticker symbol “CHSO” until the new ticker symbol “PRTM” for the Company was released into the OTC MarketPlace on September 21, 2021. The Company was given a new CUSIP Number by CUSIP Global Services for its common stock of 74167E103.

On September 17, 2021, immediately after the completion of the Reorganization, we cancelled all of the stock held in China Shouguan Investment Holding Group Corp. resulting in China Shouguan Investment Holding Group Corp. as a stand-alone company.

Our common stock traded in the OTC Markets under the Predecessor ticker symbol “CHSO”, and CUSIP number 169420205 under which the common stock of Predecessor previously listed and traded until our new ticker symbol “PRTM” and CUSIP number 74167E103 was announced September 20, 2021 on the Financial Industry Regulatory Authority’s daily list with a market effective date of September 21, 2021.

On May 18, 2022, Mr. Jeffrey DeNunzio resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer. He remains a Director of the Company.

The resignation of Mr. Jeffrey DeNunzio was not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices. There is no arrangement or understanding among the newly appointed officers and directors or any other person pursuant to which they were appointed as a director and officer of the Company.

On May 18, 2022, Ms. Cassandra DeNunzio was appointed as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director.

Our Common Stock is quoted on the OTC Markets Group Inc.’s Pink® Open Market under the ticker symbol “SHGI”.

A Certificate of Amendment to change our name from Prime Time Holdings, Inc. to Sparx Holdings Group, Inc., and our authorized shares of Common Stock from 200,000,000 to 500,000,000 was filed with the Nevada Secretary of State on July 19, 2022.

On August 29, 2022, we entered into and consummated a Patent License Agreement (“Agreement”) with Sparx Technologies, LLC, a limited liability company (“Licensor”). Licensor is solely owned and controlled by Ms. Cassandra DeNunzio, our CEO and director. Ms. DeNunzio is the sole and first named inventor under a provisional patent application with a Serial No. 63/304,302 filed with the United States Patent Office (“USPTO”) on January 28, 2022, relating to the fire protection industry and particularly a commercially available battery-operated wireless electronic fire sprinkler network. As a result of the Agreement, we adopted the existing operations and business plan of Sparx Technologies, LLC pursuant to the terms and conditions of the patent licensing agreement and ceased to be a shell company.

On September 19, 2022, Sparx Technologies, LLC filed Trademark Applications with the USPTO to register our brand name, “SPARX” and Sparx design logo. Licensor has provided us permission informally to utilize the brand name SPARX and design logo. There are no terms of consideration pursuant to this arrangement and no formal agreement.

On November 8, 2022, our corporate action to change our name to Sparx Holdings Group, Inc., and our ticker symbol from PRTM to SHGI was processed by FINRA with a Daily List Announcement date of November 8, 2022, and a Market Effective Date of November 9, 2022.

On January 20, 2023, Sparx Technologies, LLC filed under Utility Patent Application No. 18/099,584 entitled, “Mesh Network Fire Suppression System and Associated Methods” with the United States Patent & Trademark Office. The patent describes claims, methods and materials for digital communications between fire sprinkler heads utilizing battery operated wireless fire sprinkler technology.

On January 23, 2023, Sparx Technologies, LLC filed an international patent application (PCT) with the USPTO, resulting in international patent pending status. An international application Serial No. PCT/US23/11314 was issued by the USPTO.

We use home office space of our directors at no cost. Our mailing address is 780 Reservoir Avenue, #123, Cranston, RI 02910. Our phone number is 774-250-2456.

Currently, we have no contractual employees. Our CEO, Ms. Cassandra DeNunzio works full time in the development of our business plan and licensed technology from Sparx Technologies, LLC  .

The Company has elected June 30th as its year end.

Our Offering

We and the Selling Stockholders are offering, on a best-efforts, self-underwritten basis, a number of shares of our common stock at a fixed priced per share of $0.02 with no minimum amount of shares to be sold up to a maximum of 100,000,000 shares. We will receive a maximum of 70% of the gross proceeds (“Primary Offering”) and selling stockholders will receive a maximum of 30% of gross proceeds (“Secondary Offering”) on a pro rata basis. Both the Primary Offering and Secondary Offering will be conducted as a single “Tier 2 Offering” under Regulation A (the “Offering”). The Primary Offering and Secondary Offering will occur simultaneously.

The fixed price per share of $0.02 shall be fixed for the duration of the Offering unless a post-qualification offering circular amendment or an offering circular supplement is filed with the Commission to reset the price per share. The minimum investment is $500.00 from any individual investor. The shares are intended to be sold directly through the efforts of our officers and directors.

We have authorized capital stock consisting of the following: The total number of shares of capital stock which the Corporation shall have authority to issue is five hundred and five million (505,000,000). These shares shall be divided into two classes with five hundred million (500,000,000) shares designated as common stock at $0.0001 par value (the "Common Stock") and five million (5,000,000) shares designated as preferred stock at $0.0001 par value (the "Preferred Stock").The Preferred Stock of the Corporation shall be issuable by authority of the Board of Director(s) of the Corporation in one or more classes or one or more series within any class and such classes or series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, limitations or restrictions as the Board of Directors of the Corporation may determine, from time to time.

We have 278,825,031 shares of Common Stock and no shares of Preferred Stock issued and outstanding. We will receive all proceeds from the sale of our common stock as described above in the Primary Offering.

Our officers/directors will be selling shares of common stock on behalf of the Company. Our Selling Stockholders will be selling their own shares held in the Company. We will not receive any of the proceeds from the Secondary Offering, unless a selling stockholder elects to instead allocate proceeds set aside for their own account to that of the Company.

The Company is quoted on the OTC Markets Group Inc.’s Pink® Open Market with the ticker symbol SHGI. The offering price of the shares has been determined arbitrarily by us and our Selling Stockholders. The price does not bear any relationship to our assets, book value, earnings, or other established criteria for valuing a privately held company. In determining the number of shares to be offered and the offering price, we took into consideration our capital structure and the amount of money we would need to implement our business plans. Accordingly, the offering price should not be considered an indication of the actual value of our securities.

The offering is being conducted on a self-underwritten, best efforts basis, which means our management will attempt to sell the shares being offered hereby on behalf of the Company. The Selling Stockholders will sell shares by themselves. There is no underwriter for this offering. However, we may engage various securities brokers to place shares of common stock in this Offering with investors on a commission basis. There is a minimum investment required of $500.00 from any investor upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

Completion of this offering is not subject to us raising a minimum offering amount. Subscription amounts shall be held in escrow by us, until the applicable closing. Any funds raised from the offering will be immediately available to us for our immediate use.

We have provided below a chart depicting the gross proceeds to be received by the Company and Selling Stockholders if 25%, 50%, 75%, and 100% of the maximum amount of common shares registered in the offering (100,000,000) are sold, resulting in 70% of gross proceeds received by the Company and 30% of gross proceeds received by the Selling Stockholders.

Proceeds to Company in Offering

	Number of Shares	Offering Price Per Share	Underwriting Discounts & Commissions	Approximate Gross Proceeds

25% of Maximum Shares Sold	-	$0.02	$0	$350,000
50% of Maximum Shares Sold	-	$0.02	$0	$700,000
75% of Maximum Shares Sold	-	$0.02	$0	$1,050,000
100% of Maximum Shares Sold	-	$0.02	$0	$1,400,000

Proceeds to Selling Stockholders in Offering

	Number of Shares	Offering Price Per Share	Underwriting Discounts & Commissions	Approximate Gross Proceeds

25% of Maximum Shares Sold	-	$0.02	$0	$150,000
50% of Maximum Shares Sold	-	$0.02	$0	$300,000
75% of Maximum Shares Sold	-	$0.02	$0	$450,000
100% of Maximum Shares Sold	-	$0.02	$0	$600,000

Securities being offered by the Company

Up to a Maximum of 100,000,000 shares of common stock, at a fixed price per share of $0.02 with no minimum amount of shares to be sold. Our stock will be offered by us through our officers/directors in a direct offering. The offering will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the Company in its sole discretion.

Offering price per share	We and the Selling Stockholders will sell the shares at a fixed price per share of $0.02 for the duration of the offering, unless amended by means of filing a post qualification amendment or supplement to this Offering Circular.

Number of shares of common stock outstanding before the offering of common stock	There are 278,825,031 common shares outstanding.

Number of shares of common stock outstanding after the offering of common stock	378,825,031 common shares will be issued and outstanding if all of the shares pursuant to this offering are sold.

Number of shares of preferred stock outstanding before the offering of common stock	No preferred shares are currently issued and outstanding.

Number of shares of preferred stock outstanding after the offering of common stock	No preferred shares will be issued and outstanding.

The minimum number of shares to be sold in this offering	None.

Market for the common shares	Our common shares are quoted on the OTC Marketplace in the Pink Market tier. Our ticker symbol is SHGI.

Use of Proceeds	We intend to use the gross proceeds for research and development, working capital, creating a fire sprinkler system prototype, materials, inventory, commercialization, production, internal testing, agency testing, marketing, consultants, employees , and for any other general business purposes at the sole discretion of the Company.

Termination of the Offering	The offering will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the Company in its sole discretion.

Terms of the Offering	Our officers/directors and Selling Stockholders will sell the shares of common stock on behalf of the company on a BEST EFFORTS basis.
Subscriptions:	All subscriptions once accepted by us are irrevocable.
Registration Costs	We estimate our total offering registration costs to be approximately $10,000.
Risk Factors:	See “Risk Factors” and the other information in this offering circular for a discussion of the factors you should consider before deciding to invest in shares of our common stock.

You should rely only upon the information contained in this offering circular. We have not authorized anyone to provide you with information different from that which is contained in this offering circular. We are offering to sell common stock and seeking offers to common stock only in jurisdictions where offers and sales are permitted.

SUMMARY OF OUR FINANCIAL INFORMATION

The following table sets forth selected financial information, which should be read in conjunction with the information set forth in the “Management’s Discussion and Analysis of Financial Position and Results of Operations” section and the accompanying financial statements and related notes included elsewhere in this offering circular.

The tables and information below are derived from our financial statements for the quarterly period ended December 31, 2022.

Sparx Holdings Group, Inc.

Balance Sheet

	December 31, 2022 (Unaudited)	June 30, 2022

TOTAL ASSETS	$-	$-

LIABILITIES AND STOCKHOLDERS’ DEFICIT

TOTAL LIABILITIES	$-	$-

Stockholders’ Equity (Deficit)
Preferred stock ($.0001 par value, 5,000,000 shares authorized; 0 issued and outstanding as of December 31, 2022 and June 30, 2022)	-	-

Common stock ($.0001 par value, 500,000,000 shares authorized, 278,750,031 shares issued and outstanding as of December 31, 2022; $.0001 par value, 200,000,000 shares authorized, 178,750,031 shares issued and outstanding as of June 30, 2022)	27,875	17,875
Additional paid-in capital	(595)	(7,422)
Accumulated deficit	(27,282)	(10,453)
Total Stockholders’ Equity (Deficit)	-	-

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY (DEFICIT)	$-	$-

Sparx Holdings Group, INC.

STATEMENT OF OPERATIONS

(UNAUDITED)

	Three Months Ended December 31, 2022		Three Months Ended December 31, 2021		Six Months Ended December 31, 2022		Six Months Ended December 31, 2021

Operating expenses
				$		$
General and administrative expenses	$2,054		$1,850		16,829		2,632
Total operating expenses	2,054		1,850		$16,829		$2,632
		$
Net loss	$(2,054)		(1,850)		$(16,829)		$(2,632)
		$
Basic and Diluted net loss per common share	$(0.00)		(0.00)		(0.00)		(0.00)

Weighted average number of common shares outstanding - Basic and Diluted	278,750,031		178,750,031		246,684,814		178,750,031

The Company is electing to not opt out of JOBS Act extended accounting transition period.  This may make its financial statements more difficult to compare to other companies.

Pursuant to the JOBS Act of 2012, as an emerging growth company the Company can elect to opt out of the extended transition period for any new or revised accounting standards that may be issued by the PCAOB or the SEC. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the standard for the private company. This may make comparison of the Company’s financial statements with any other public company which is not either an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible as possible different or revised standards may be used.

Emerging Growth Company

The recently enacted JOBS Act is intended to reduce the regulatory burden on emerging growth companies. The Company meets the definition of an emerging growth company and so long as it qualifies as an “emerging growth company,” it will, among other things:

·	be temporarily exempted from the internal control audit requirements Section 404(b) of the Sarbanes-Oxley Act;

·	be temporarily exempted from various existing and forthcoming executive compensation-related disclosures, for example: “say-on-pay”, “pay-for-performance”, and “CEO pay ratio”;

·	be temporarily exempted from any rules that might be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or supplemental auditor discussion and analysis reporting;

·	be temporarily exempted from having to solicit advisory say-on-pay, say-on-frequency and say-on-golden-parachute shareholder votes on executive compensation under Section 14A of the Securities Exchange Act of 1934, as amended;

·	be permitted to comply with the SEC’s detailed executive compensation disclosure requirements on the same basis as a smaller reporting company; and

·	be permitted to adopt any new or revised accounting standards using the same timeframe as private companies (if the standard applies to private companies).

Our company will continue to be an emerging growth company until the earliest of:

·	the last day of the fiscal year during which we have annual total gross revenues of $1,070,000,000 or more;

·	the last day of the fiscal year following the fifth anniversary of the first sale of our common equity securities in an offering registered under the Securities Act;

·	the date on which we issue more than $1 billion in non-convertible debt securities during a previous three-year period; or

·	the date on which we become a large accelerated filer, which generally is a company with a public float of at least $700 million (Exchange Act Rule 12b-2).

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Please refer to the section on page 14 titled,“Forward Looking Statements”.

Overview

We are presently an operating company engaged in the advanced technology and development of a new generation of products related to fire suppression. On January 28, 2022, Sparx Technologies, LLC, a Wyoming Limited Liability Company, solely owned by our CEO, filed a provisional patent application with the USPTO under United States Provisional Patent Application Serial No. 63/304,302, (“Application”). On January 20, 2023, Sparx Technologies, LLC filed a utility patent application with the USPTO under 35 USC 111(a) for a “Mesh Network Fire Suppression System and Associated Methods” with Serial No. 18/099,584. In addition, an international patent application (PCT) was also filed with the USPTO on January 23, 2023, resulting in international patent pending status. An international application Serial No. PCT/US23/11314 was issued by the USPTO. The scope of our   patent protection includes, but is not limited to, the following:

A. System details for a fire sprinkler system that communicates wirelessly.

B. Algorithm descriptions and flowcharts for power reduction which allow for the creation of a battery-powered wireless fire sprinkler product.

C. Potential methods for fire detection and electronic sprinkler actuation.

D. Explanations detailing the system architecture for a wireless fire sprinkler network.

E. Device descriptions and functions for participating network devices.

On August 29, 2022, we executed a patent license agreement with Sparx Technologies, LLC referenced herein as EX 10.1 to Form 8-K filed with the Securities and Exchange Commission on the same date.

Sparx Technologies, LLC began full time operations on January 28, 2022, to design the software and build a prototype pursuant to the Application leading to the goal of commercialization for safety products relating to new generation fire protection technology as further described in provisional patent application No. 63/304,302. The system prototype is scheduled for completion by the end of this calendar year. A utility patent has been filed with the USPTO on January 20, 2023, under Serial No. 18/099,584. An international patent application (PCT) was also filed with the USPTO on January 23, 2023, under Serial No. PCT/US23/11314.

We own no real estate. Since our inception on June 30, 2021, we have generated no revenue and have recently adopted the existing operations and business plan of Sparx Technologies, LLC pursuant to the terms and execution of the patent licensing agreement.

We had general and administrative expenses of $2,054 and a net loss of $2,054 for the three months ended December 31, 2022. For the six months ended December 31, 2022, we had general and administrative expenses of $16,829 and a net loss of $16,829. To date, our expenses are primarily attributed to general and administrative expenses. In order to implement our plan of operations for the next twelve-month period, we require a minimum of $1,000,000 of funding from this offering.

The number of Sparx™ Smart Sprinkler Systems that we may manufacture, and sell will depend on how quickly we are able to raise funds through this offering. We expect the proceeds of this offering to be sufficient for us to implement our business plan over the next six months without the need for additional financing. It is possible however, that are estimations are inaccurate and we may need to seek additional forms of funding.

Plan of Operations

Our plan of operations for the next thirty (30) months is as follows:

We are seeking $1,400,000 in net proceeds from this offering to design/create product prototypes, verify and validate our prototypes in physical testing, conduct agency testing, initiate production, acquire inventory, and ultimately commercialize our products. Upon completion of these phases, we believe we will be able to market, deploy, and sell the Sparx™ Smart Sprinkler System.

The key milestones for this schedule are as follows:

March 2023 -February 2024

●	$1,400,000 net proceeds from Tier 2 Regulation A offering

●	Conduct internal verification and validation testing for Sparx™ Smart Sprinkler prototype
●	Complete prototype development for the Sparx™ Smart Sprinkler System (including the base station and installation and commissioning tool – these system components are needed to interface with the Sparx™ Smart Sprinkler prototype)

March 2024-August 2024

●	Initiate and schedule third-party agency testing

●	Make necessary design changes to the Sparx™ Smart Sprinkler prototype as a result of internal verification and validation testing
●	Finalize the Sparx™ Smart Sprinkler System prototype design

September 2024-February 2025

●	Commence third-party agency testing

●	Conduct large-scale fire test series and mechanical and electrical testing needed for third-party agency testing, certification, approval, or listing
●	Begin product marketing campaign

March 2025-August 2025

●	Finalize Sparx™ Smart Sprinkler System design for production
●	Commence manufacturing and establish inventory

The anticipated budgets required to achieve the milestones are provided in the table below assuming maximum net amount of $1,400,000 is realized by us (actual monetary quantities below may vary or be allocated as seen fit):

Uses	Amount
System Prototype Builds	$50,000
Further Patent and Trademark Filings	$10,000
Design Verification and Validation Testing	$75,000
Third-Party Testing	$750,000
Production and Inventory	$175,000
Other Expenses / Working Capital	$50,000
Salaries, General Admin, & Professional Fees	$200,000
Marketing & Advertising	$90,000
Total Uses	$1,400,000

The amounts that we actually spend for any specific purpose may vary significantly, and will depend on a number of factors including, but not limited to, the pace of progress of our development efforts, actual needs with respect to product testing, research and development, market conditions, and changes in or revisions to our marketing strategies, as well as any legal or regulatory changes which may ensue. You will be relying on the judgment of our management regarding the application of the proceeds of any sale of our common stock. Proceeds from this offering may be used to fund various items not mentioned in the above table or herein should management deem it appropriate.

The actual completion of the final design of prototypes, verification and validation testing, agency testing, and production and inventory development, and the arranging for the outsourced manufacturing and our ability to collect pre-sale orders is unpredictable. Although we will undertake completion of these milestones with commercially reasonable diligence and we believe we will be able to accomplish these milestones if this offering is fully subscribed, unforeseen circumstances could arise, or circumstances may currently exist that we do not contemplate. Such circumstances may delay completion of one or more of the milestones described above, and/or require us to raise additional amounts to sustain us until we are able to achieve profitability. If we are unable to raise all of the funds we are seeking to raise in this offering or any additional funds we may require, we may be required to scale back our development plans by reducing expenditures for testing, production, consultants, marketing efforts, and other envisioned expenditures. This could hinder our ability to commercialize our fire sprinkler and fire protection products.

If management is unable to implement our proposed business plan or employ alternative financing strategies, it does not presently have any alternative proposals. In that event, investors should anticipate that their investment may be lost and there may be no ability to profit from this investment.

We cannot assure you that our products will be accepted in the marketplace, that we will ever earn revenues sufficient to support our operations or that we will ever be profitable. Furthermore, since we have no committed source of financing, we cannot assure you that we will be able to raise money as and when we need it to continue our operations. If we cannot raise funds as and when we need them, we may be required to severely curtail, or even to cease our operations.

Results of Operations

On August 29, 2022, we entered into a Patent License Agreement with Sparx Technologies, LLC and adopted its operations and business plan to commercialize new generation wireless fire suppression technology developed by our CEO into a fire protection/fire safety product line (including the Sparx™ Smart Sprinkler System ).

We do not plan to have any revenue for at least 12 months. Presently, we are at the late stage of a prototype design and early stage of creating and building a battery-powered wireless electronic sprinkler prototype known as the Sparx™ Smart Sprinkler System.

Contractual Obligations and Off-Balance Sheet Arrangements

We have the following contractual obligations:

1) Equiniti-Transfer Agent pursuant to Registrar Agreement. The address is 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120. The phone number is 651-453-2139.

2) Sparx Technologies, LLC patent license agreement executed on August 29, 2022.

We do not have any off balance sheet arrangements.

Liquidity and Capital Resources

For the three and six months ended December 31, 2022, our current assets consisted of cash in the amount of $0. Our net loss for the six months ended December 31, 2022 was $16,829.

For the three and six months ended December 31, 2021, our current assets consisted of cash in the amount of $0. Our net loss for the six months ended December 31, 2021 was $2,632.

Our ability to successfully execute our business plan is contingent upon us obtaining additional financing and/or upon realizing sales revenue sufficient to fund our ongoing expenses. Until we are able to sustain our ongoing operations through sales revenue, we intend to fund operations through debt and/or equity financing arrangements, which may be insufficient to fund our capital expenditures, working capital, or other cash requirements.

Our registered public accounting firm have issued, in their audit report, a going concern opinion reflecting a conclusion that our operations may not be able to continue because of a lack of financial resources. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has no revenue. For the six months ended December 31, 2022, the Company had a net loss of 16,829 and an accumulated deficit of $27,282 as of December 31, 2022. These factors among others raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

RISK FACTORS

Please consider the following risk factors and other information in this offering circular relating to our business before deciding to invest in our common stock.

This offering and any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this offering circular before deciding whether to purchase our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

We consider the following to be the material risks for an investor regarding this offering. Our company should be viewed as a high-risk investment and speculative in nature. An investment in our common stock may result in a complete loss of the invested amount.

An investment in our common stock is highly speculative and should only be made by persons who can afford to lose their entire investment in us. You should carefully consider the following risk factors and other information in this report before deciding to become a holder of our common stock. If any of the following risks actually occur, our business and financial results could be negatively affected to a significant extent.

Risks Relating to Our Business, Securities and Industry

Coronavirus Impact.

The COVID-19 pandemic has caused, and is likely to continue to cause, severe economic, market and other disruptions worldwide. We cannot assure you that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately decrease our vendor supply resulting in our inability to brand and sell our fire protection products.

The extent of the COVID-19 pandemic’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict. Due to the speed with which the situation is developing, we are not able at this time to estimate the effect of these factors on our business, but the adverse impact on our business, results of operations, financial condition and cash flows could be material.

Our common stock may be deemed a “penny stock,” which would make it more difficult for our investors to sell their shares.

Our common stock is currently subject to the “penny stock” rules adopted under Section 15(g) of the Exchange Act. The penny stock rules generally apply to companies whose common stock is not listed on The Nasdaq Stock Market or another national securities exchange and trades at less than $4.00 per share, other than companies that have had average revenues of at least $6,000,000 for the last three years or that have tangible net worth of at least $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in these securities is limited. If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our securities. If our securities are subject to the penny stock rules, investors will find it more difficult to dispose of our securities.

Tables of Contents

Holding Company Reorganization.

The Company believes that the Reorganization, deemed effective on September 17, 2021, was not a transaction of the type described in subparagraph (a) of Rule 145 under the Securities Act of 1933 and the consummation of the Reorganization will not be deemed to involve an “offer”, “offer to sell”, “offer for sale” or “sale” within the meaning of Section 2(3) of the Securities Act of 1933. The Reorganization was consummated without the vote or consent of the Company’s stockholders. However, If the Company’s beliefs are later determined to be incorrect whereas the Company may have been required to register the transaction under Section 5 of the Securities Act, shareholders as a result may have a right of rescission under Section 12(a)(1) of the Securities Act. Those consequences may have a substantive impact on our liquidity now or at any future time. The SEC could initiate proceedings against the Company and any person that sold securities in violation of Section 5 of the 1933 Securities Act. Section 5 of the Securities Act of 1933 prohibits the sale or delivery of unregistered securities unless a registration statement is in effect as to a security. Section 5 makes it unlawful for any person, directly or indirectly, to sell such security through the use of a prospectus or to use any means for the purpose of sale or for delivery of a sale.

Our limited operating history makes evaluating our business and future prospects difficult, and may increase the risk of your investment.

We have a limited operating history and no revenue. We may never raise enough cash to execute our business plan. Therefore, you could lose your entire investment in the Company.

If we cannot raise sufficient funds, we will not succeed or will require significant additional capital infusions.

We and the selling stockholders are offering Common Stock in the maximum amount of up to $2,000,000 in this offering, but may sell much less. Even if the maximum amount is raised, we may need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons outside our control, such as another significant downturn in the economy, we may not survive. If we do not sell all of the Common Stock we are offering, we will have to find other sources of funding in order to develop our business.

Even if we are successful in selling all of the Common Stock being offered, our proposed business may require significant additional capital infusions, before we can achieve profitability. Furthermore, in order to expand, we are likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital infusions may include covenants that give creditors rights over our financial resources or sales of equity securities that will dilute the holders of our Common Stock.

This Offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.

The Offering is on a “best efforts” basis and does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

Our operations are focused on advancing our fire suppression technology into a working prototype. We have no revenue and no cash which makes it difficult to accurately evaluate our business prospects.

We have limited assets and no operating revenue to date. We plan to continue efforts to build a working prototype by the end of the year, but it will be some time before we are in a position to begin producing or delivering our first fire sprinkler products. The likelihood of success must be considered in light of the expenses, complications, and delays frequently encountered with the start-up of new businesses and the competitive environment in which start-up companies operate.

Terms of subsequent financings may adversely impact your investment.

We may need to engage in common equity, debt, or preferred stock financing in the future. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of Common Stock which we sell could be sold into any market which develops, which could adversely affect the market price.

Risks of borrowing.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Developing new products and technologies entails significant risks and uncertainties.

We are currently operating. However, we are in the research and development stage, and it may take much longer than we think to build a working prototype, free of glitches or defects. Delays or cost overruns in the development of our fire sprinklers and fire protection products and failure of our products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in contract manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

We may experience significant delays or other complications in the design, manufacture and launch of our fire sprinklers and fire protection products which could harm our brand, business, prospects, financial condition and operating results.

We may experience significant delays or other complications in bringing our fire sprinklers and fire protection products to market. Any significant delays or other complications in the development, manufacture and/or launch of our battery-powered wireless fire sprinkler system or future products, including, but not limited to, complications associated with launching our production or supply chain, or regulatory approvals, could materially damage our brand, business, prospects, financial condition and operating results.

We face significant barriers in our attempt to produce our fire sprinklers and fire protection products, and if we cannot successfully overcome those barriers, our business will be negatively impacted.

We face significant barriers as we attempt to produce our first fire sprinkler system. We do not yet have any fully completed prototypes and do not have a final design, a manufacturing facility or manufacturing processes. We will need to contract with external manufacturers to manufacture our products and certain components. In addition, the fire sprinkler industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs for testing and gaining certifications, listings, and/or approvals, regulatory requirements, establishing a brand name and image, and the need to establish sales and service locations. We must successfully overcome these and other manufacturing and regulatory barriers to be successful.

Our long-term success will be dependent upon our ability to achieve market acceptance of our fire sprinklers and fire protection products, and any subsequent new products.

There is no guarantee that our fire sprinklers and fire protection products or any of our future products will be successfully accepted by the general public. There is no guarantee that demand for our fire sprinklers and fire protection products will meet our expectations.

We may face additional competition.

While the principals of the Company have been engaged in developing fire sprinkler products employing innovative technologies, we have not deployed large-scale commercial measurement-to-monetization operations such as those that the Company plans to undertake. While we are not aware of other companies that are developing similar technology on a commercial scale similar to the commercial scale we intend to achieve, new competitors may gain traction in the United States and abroad and potentially compete with our technology and services. These or new competitors may have more resources than us or may be better capitalized, which may give them a significant advantage, for example, in offering better pricing than the Company, surviving an economic downturn or in reaching profitability. We cannot assure you that we will be able to compete successfully against existing or emerging competitors.

We may need to defend ourselves against patent or other intellectual property infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our fire sprinklers and fire protection products or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to do one or more of the following:

·	Cease selling, incorporating certain components into, or offering goods or services that incorporate or use the challenged intellectual property;

·	pay substantial damages;

·	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;

·	redesign our fire sprinklers and fire protection products or certain components; or

·	establish and maintain alternative branding for our products and services.

We may also need to file lawsuits to protect our own intellectual property rights from infringement from third parties, which lawsuits could be expensive, time consuming and distract management’s attention from our core operations.

We may not be able to protect our respective intellectual property rights throughout the world.

Filing, prosecuting and defending patents on all of our ideas and products throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not yet obtained patent protection to develop their own products and, further, may be able to export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents or other intellectual property protection, which could make it difficult for us to stop the infringement of any patents we obtain or the marketing of competing products in violation of our proprietary rights generally. As a result, proceedings to enforce our patent rights in certain foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business and could be unsuccessful.

We are unable to accurately predict the quantity of testing that our products will be subject to until we start engaging agencies capable of providing us with testing, listings, certifications, and/or approvals.

In order to gain market share and acceptance in the fire sprinkler and fire protection industries, we will need to test our products with renowned and trusted agencies such as UL Solutions (UL) or FM Global (FM). Our technology is relatively new in the fire suppression industry and as a result, our technology may be considered outside the scope of clearly defined testing standards that currently exist in the fire sprinkler industry. Agencies may need to evaluate the products we intend to commercialize and may decide, recommend, or require specific tests to be conducted on our products in order for us to gain necessary listings, certifications, and/or approvals for our products. Until we engage agencies with a viable, working product, there is uncertainty in the amount and rigor of testing that will be required to commercialize our products in specific markets, and as a result, there is some uncertainty in regards to our testing expenses.

We cannot guarantee that our products will pass or perform adequately in agency testing.

While we plan to perform extensive internal testing through design verification and validation for our products before we spend funds on agency testing, certifications, listings, and/or approvals, we cannot guarantee that our fire sprinklers and fire protection products will pass or achieve adequate results on each and every agency test. Design modifications may need to be made if we fail or do not perform adequately on a test, and we may need to re-conduct tests which could cause us to incur significant costs. If we cannot pass or achieve adequate results on agency testing, our ability to commercialize our products and our financial condition, operating results, and business prospects will be harmed.

Our products may require agency testing that we cannot perform internally or simulate effectively.

Agency testing for fire sprinklers and fire protection products often requires large-scale fire testing and other tests which are extremely expensive and difficult to perform given facilities restrictions, cost restrictions, and the ability to obtain permits and appropriate legal authorizations to conduct such testing. We intend to simulate and/or conduct modeling for tests that cannot be performed internally to understand how our products will behave in such agency testing. Because we may not be able to perform all required agency testing, our results and outcomes during agency testing may be unpredictable. Failing test results or inadequate performance may prompt us to make design modifications and we may need to re-conduct tests which could cause us to incur significant costs. If we cannot pass or achieve adequate results on agency testing, our ability to commercialize our products and our financial condition, operating results, and business prospects will be harmed.

Our products serve to optimize the performance of traditional fire sprinklers1   and should traditional fire sprinkler companies impede our ability to interface with their products through prevention of a partnership or sale, our capacity to produce our intended products may be adversely affected.

Our business strategy involves establishing mutually beneficial partnerships with traditional fire sprinkler companies to incorporate their products in tandem with our technology. If we encounter obstacles in cultivating these partnerships, our ability to secure listings, certifications, and approvals for our products, as well as fostering industry recognition and garnering sales among customer could be impeded.

If we are unable to adequately control the costs associated with operating our business, including our costs of manufacturing and sales, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing and servicing our fire sprinklers and fire protection products relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We have made, and will be required to continue to make, significant investments for the design, manufacture, sale and the servicing of our fire sprinklers and fire protection products. There can be no assurances that our costs of producing and delivering our products will be less than the revenue we generate from sales at the time of the launch of our first fire sprinkler system or that we will ever achieve a positive gross margin on sales of any specific fire sprinkler or fire protection product.

We will incur significant costs related to contracting for the manufacture of our products, procuring the materials required to manufacture our products, assembling our products and compensating our personnel and consultants. Many of the factors that impact our operating costs are beyond our control. For example, the costs of our raw materials and components could increase due to shortages if global demand for these materials and components increases. In addition, we may experience increases in the cost or a sustained interruption in the supply or shortage of materials. Any such cost increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

If our fire sprinklers and fire protection products fail to perform as expected, we may have to recall our products and our ability to develop, market and sell our products could be harmed.

Our products may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While we intend to perform extensive internal and external testing, we will have a limited frame of reference by which to evaluate the performance of our fire sprinklers and fire protection products. There can be no assurances that we will not be required to recall products in the future. There can be no assurance that we will be able to detect and fix any defects in the products prior to their sale to consumers. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our fire sprinklers or fire protection products or their components prove to be defective. Any product defects or any other failure of our fire sprinklers or fire protection products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

Developing new products and technologies entails significant risks and uncertainties.

We plan to develop and build a working prototype pursuant to our utility application filed with the USPTO. However, it may take much longer than we think to build a prototype that will meet the regulatory testing standards of the regulatory agencies. Delays or cost overruns in the development of our technology and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in contract manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

If we are unable to address the inspection, test, and maintenance requirements of our future customers our business will be materially and adversely affected.

If we are unable to successfully address the inspection, test, and maintenance requirements of our future customers our business and prospects will be materially and adversely affected. In addition, we anticipate the level and quality of the inspection, test, and maintenance we provide our customers will have a direct impact on the success of our future fire sprinklers and fire protection products. If we are unable to satisfactorily inspect, test, and maintain our products for our customers and per industry codes and standards, our ability to generate customer loyalty, grow our business and sell additional products could be impaired.

We will be dependent on our suppliers, some of which may be single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our fire sprinklers and fire protection products at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results.

We will be dependent on our suppliers, some of which may be single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our fire sprinklers and fire protection products at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results. In addition, we have not yet established relationships with suppliers for all of our components.

While we believe that we will be able to establish necessary supply relationships as well as alternate supply relationships, we may be unable to do so at prices or costs that are favorable to us. The inability to secure necessary suppliers or the future loss of any suppliers or any disruption in the supply of components from these suppliers could lead to delays in product deliveries to our customers, which could hurt our relationships with our customers and also materially adversely affect our business, prospects and operating results.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing, and sale of fire sprinklers and fire protection products. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The fire sprinkler and fire protection product industries experiences significant product liability claims and we face inherent risk of exposure to claims in the event our products do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. In addition, a product liability claim could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of other future fire sprinklers and fire protection product candidates which would have material adverse effect on our brand, business, prospects and operating results. Any lawsuit, regardless of its merit, may have a material adverse effect on our reputation, business and financial condition.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Limited Liquidity.

Our common stock is quoted by the OTC Markets under the ticker symbol SHGI. Our shares are thinly traded meaning our shares cannot be easily purchased or sold and have a low volume of shares trading per day which can lead to volatile changes in price per share.

Our auditor has issued a “going concern” opinion.

Our auditor has issued a “going concern” opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing.

To date, we have not generated revenues from our anticipated principal operations and have sustained losses since inception. Because losses will continue until such time that we can complete the design of our prototype, fire test our technology with regulatory agencies, establish relationships with manufacturing facilities to build and integrate our technology with traditional sprinkler heads, and other sprinkler components, and begin selling our Sparx™ Smart Sprinkler System, and because we have no committed source of financing, we rely on financing to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued.

Throughout 2023, we intend to fund our operations through the sale of our securities to third parties and related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Terms of subsequent financings may adversely impact your investment.

We may need to engage in common equity, debt, or preferred stock financing in the future. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of Common Stock which we sell could be sold into any market which develops, which could adversely affect the market price.

Risks of borrowing.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Our long-term success will be dependent upon our ability to raise capital and achieve market acceptance of our technology, and any subsequent modification.

We may not raise enough capital to carry out our business plan. There is no guarantee that our mesh network wireless fire suppression system will be successfully accepted by the regulatory agencies or by commercial building owners/ tenants whom we seek to market our products to.

We depend on our sole director who has significant experience in fire suppression technology.

Our future success depends on our director, Ms. Cassandra DeNunzio. Ms. DeNunzio has significant experience in fire suppression technology and a Master of Science in electrical engineering. If Ms. DeNunzio leaves the Company, it would have a serious adverse effect on us, and you could lose some or all of your investment.

Termination of Licensing Agreement.

Our patent licensing agreement with Sparx Technolgies, LLC may be terminated at any time solely by Sparx Technolgies, LLC, which is a company solely controlled by our director Cassandra DeNunzio for any reason, with or without cause, and without any payment or liability to us with immediate effect by notice given in writing via email or certified mail. If, in the event Sparx Technologies, LLC should decide to terminate the Agreement for any reason, we will no longer have a business plan or operations. The result would have a serious adverse effect on us, and you could lose your entire investment.

FORWARD LOOKING STATEMENTS

This offering circular contains forward-looking statements that involve risk and uncertainties. We use words such as “anticipate”, “believe”, “plan”, “expect”, “future”, “intend”, and similar expressions to identify such forward-looking statements. Investors should be aware that all forward-looking statements contained within this filing are good faith estimates of management as of the date of this filing. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us as described in the “Risk Factors” section and elsewhere in this offering circular.

This offering circular includes market and industry data that we have developed from publicly available information; various industry publications and other published industry sources and our internal data and estimates. Although we believe the publications and reports are reliable, we have not independently verified the data. Our internal data, estimates and forecasts are based upon information obtained from trade and business organizations and other contacts in the market in which we operate and our management’s understanding of industry conditions.

OUR MARKETS

As of the date of the preparation of this offering circular, these and other independent government and trade publications cited herein are publicly available on the Internet without charge.

We plan to serve a range of markets where we believe traditional fire sprinkler technology1 cannot provide adequate or reasonable fire protection. Our market opportunities include providing fire suppression for the warehouse and storage industry for high ceiling heights, automated storage and retrieval systems (ASRS systems) and dense storage, storage of highly flammable commodities like plastic and synthetic materials, lithium-ion based battery energy storage systems which currently do not have many tested and validated fire protection recommendations, buildings with obstructed constructions like purlins and girders, buildings with sloped ceilings, forest product storage, aerosol storage, atriums, tunnels, and more. We believe there is a large opportunity for growth in the global fire sprinkler market due to strict regulations for installing fire suppression systems worldwide and the increasing investment for businesses and building owners to safeguard their infrastructures and reduce loss and damage of life, commodities, and property. The global fire sprinkler market size was valued at $12.49 billion USD in 2021, and is projected to reach $22.26 billion USD by 2030, registering a CAGR of 7.49% over the forecast period (2022 to 2030)2. With the introduction of our new technology to the market, we anticipate our innovations spurring market growth. We plan to first list, approve, and commercialize our products in the US where the fire sprinkler market reached a value of $4.3 billion USD in 20213. We believe most of our market opportunity is currently within the commercial segment, specifically within the application of storage and warehousing.

Market research revealed a record-setting level of warehouse construction in the US, with a groundbreaking addition of 689.4 million square feet (ft.) in the third quarter of 20224. For new construction in a high-rise building, the cost per square foot of fire sprinkler coverage is generally $1-$2 USD and in high-rise applications, approximately $2-$4 USD5. Using a valuation of $3 USD per square foot for fire sprinkler coverage as storage applications tend to be more expensive than residential applications, with 689.4 million square ft. of new warehouse construction in the third quarter of 2022, we estimate the total existing fire sprinkler storage and warehousing market in the US to be valued at approximately $2 billion USD. Once we penetrate our initial target market in the US for storage and warehousing, we will consider expanding into the larger global market for fire sprinklers in the commercial segment and beyond.

Sparx can gain market share in the storage and warehousing segment because we have designed technology to change the underlying fundamentals of how fire sprinklers operate to keep up with the ever-evolving storage industry. Warehouses are trending towards higher ceiling heights and greater storage densities to meet the growing demands of e-commerce and to circumvent the increasing cost of real-estate. The trend for warehouses 60 years ago included ceiling heights of 20-25 ft. while today’s warehouse roof heights trend towards 45 ft. or more6. Warehouses are also implementing automated technology using ASRS and robotics which has changed the way warehouses operate. Higher ceiling heights and the plastic bins utilized by ASRS structures to store commodities with exceptionally tall racks and narrow aisles make it very difficult for a traditional fire sprinkler system to control potential files. These challenges have prompted retailers, building owners, and insurance providers to reassess their fire protection systems; however, in many cases there are very few reasonable and effective options available. Sparx is developing state-of-the-art technology with a focus on meeting the needs of retailers and storage customers who are constantly striving to expand their operations and maximize efficiency. We are confident that our patent-pending    technology, combined with a customer-centric approach, positions us to meet the demands of the fire sprinkler storage market as ceiling heights continue to increase and the use of automation in warehouses continues to grow.

We are also actively pursuing opportunities to serve areas where traditional sprinklers are unable to provide sufficient protection. We see great potential in leveraging our innovative technology to capture market share in sectors that involve the storage of highly hazardous materials such as aerosols, flammable liquids, tires, and lithium-ion based battery energy storage systems. At present, the storage of these commodities is hindered by several limitations driven by traditional fire sprinkler capabilities including restricted ceiling heights, storage configurations, aisle widths between storage racks, and more. Notably, there is no approved or listed fire protection system for lithium-ion based battery energy storage systems. We intend to leverage, what we believe to be, our cutting-edge technology to address the gaps that traditional fire sprinkler systems are unable to effectively fill.

With our patent-pending technology we believe we are positioned to provide superior fire protection solutions for warehousing and storage. Our multi-sensor technology will allow us to respond to fires very early on in fire development and our fire sprinklers communicate and work together to prevent fire spread. We are leveraging software and electronics to detect and respond to fires faster than traditional fire sprinklers that only rely on a fixed temperature threshold for activation. Our approach to get to market quickly and effectively is not to fully replace traditional fire sprinklers, but to use our technology to enhance their operation and create flexible and adaptable solutions for the fire sprinkler needs of modern storage facilities and warehouses. Our technology, at its current rate of development, can currently integrate with 5mm bulb-type traditional fire sprinklers. We are also working on solutions that are compatible with 3mm bulb-type traditional fire sprinklers as well as solder link-type fire sprinklers so our technology can be compatible with just about every traditional fire sprinkler on the market.

We believe our technology will allow us to gain market share quickly and effectively in the storage and warehousing segment because we believe we can make quick changes that influence fire detection and sprinkler operation through simple software updates. Our current designs leverage software and electronics so we can easily adjust the sensors and thresholds used for fire detection and control which sprinklers operate and when. For a company that relies solely on traditional fire sprinklers, it could take months of product development to achieve the same goal that could possibly take us minutes with only a few software changes. Our technology allows us to be nimble, agile, and responsive when designing for specific applications. We believe the ability to make rapid design changes for our future customers is crucial for staying competitive and meeting customer demands in today's fast-paced business environment.

1Traditional fire sprinklers in the context of this document are primarily mechanical devices that contain a heat-sensitive element that could be in the form of a glass bulb or a fusible metal link that will rupture or melt at a certain temperature threshold, activating the sprinkler and allowing water to flow. Traditional sprinklers will not turn on all at once. Each one activates independently, on its own.

2Straits Research. (2022). (rep.). Fire Sprinkler Market Trend, Growth to 2022-2030. Retrieved February 2, 2023, from https://straitsresearch.com/report/fire-sprinkler-market#:~:text=The%20global%20fire%20sprinkler%20market,period%20(2022%E2%80%932030).

3IMARC Group. (2021). (rep.). United States Fire Sprinklers Market: Industry Trends, Share, Size, Growth, Opportunity and Forecast 2022-2027. Retrieved January 9, 2023, from https://www.imarcgroup.com/united-states-fire-sprinklers-market#:~:text=Market%20Overview%3A,US%24%204.3%20Billion%20in%202021.

4Newmark. (2022). (rep.). National Industrial Market Report. Retrieved February 2, 2023, from https://www.nmrk.com/insights/market-report/national-industrial-market-report.

5Smoke Guard, Inc. (2022, February 2). What Is the Cost of a Commercial Fire Sprinkler System? [web log]. Retrieved February 2, 2023, from https://smokeguard.com/blog/2022/february/02/what-is-the-cost-of-a-commercial-fire-sprinkler-system#:~:text=A%20high%2Drise%20building%20will,per%20square%20foot%20of%20coverage.

6Mishall, J. (2022, July 28). Storage trends and new technology ignite fire risks for commercial warehouses. Zurichna.com. Retrieved February 2, 2023, from https://www.zurichna.com/knowledge/articles/2022/07/storage-trends-and-new-technology-ignite-fire-risks-for-commercial-warehouses

OPPORTUNITIES FOR INNOVATION

High Ceiling Heights

Warehouses are shifting towards taller ceiling heights due to the growing demand for e-commerce, the introduction of machinery and new automation technologies, and the need for more efficient use of space. As warehouse ceiling heights increase, warehouse operators will require more efficient and effective fire sprinkler solutions to expand their operations and protect their investments. According to Forbes, “Fueled by the global pandemic, a study from US Census Bureau showed that ecommerce grew 43% in 2020. Two years later, it’s still going strong — and likely never to return to pre-pandemic levels despite some near-term signs of economic slowing” 1. As e-commerce experiences rapid growth, warehouse facilities are increasing their clear heights (the usable height in which a tenant can store products on racking) from 32 ft. to 36 ft.2 36 ft. clear heights are an extremely large jump from the 20 ft. average clear height for warehouses in the 1970s.3 A warehouse with a 36 ft. clear height can increase their storage capacity by 10 to 25% as opposed to a 32 ft. clear height given the same footprint2. With clear heights and ceiling heights continuing to rise, a significant gap is emerging for traditional fire sprinklers.

Higher ceiling heights for storage and warehousing facilities present a growing opportunity for fire sprinkler innovation. To provide sufficient protection for warehouses with higher ceilings and increased storage heights, some traditional fire sprinkler companies have advocated for the installation of in-rack sprinklers, which are fire sprinklers that are directly integrated into storage racks. However, this approach has several drawbacks. For one, installing in-rack sprinklers can be quite costly, and the sprinklers are vulnerable to damage from heavy equipment, employees, or contractors. Moreover, such sprinklers can also restrict the flexibility of the warehouse since they require a network of piping that must be installed into the racking. To keep up with rising ceiling heights in storage, many traditional fire sprinkler companies rely on large orifice sprinklers and systems with high water demand to provide adequate fire protection. These sprinklers, called early suppression fast response (ESFR) sprinklers, are intended to output a large volume of water from the ceiling with larger droplets than conventional sprinkler heads.

Traditional fire sprinkler solutions for providing protection at higher ceiling heights primarily involve ESFR sprinklers and increasing the amount of water used. The graph below shows how the basic sprinkler water demand for higher ceiling heights increases dramatically for traditional fire sprinkler systems, especially as warehouses shift from 30 ft. to 40 ft. ceiling heights.

The above graph uses data from FM’s Global Datasheet 8-9 for open-frame rack storage ceiling-only sprinkler protection criteria for traditional K25.2 sprinklers4

Increasing water usage can come with a high expense. The water supply available in a warehouse may not be able to generate the necessary hydraulic pressure to meet the demand of a fire protection system and installing a fire pump, larger piping, and large storage tanks can be incredibly costly. The fixed cost of a fire pump can easily exceed $50,000-$60,0005, and there are additional costs to consider, such as providing proper electrical and ventilation for a pump room and ongoing maintenance costs.

A surge in basic sprinkler water demand as ceiling heights increase from 30 ft. to 40 ft. is especially notable for the storage of uncartoned expanded plastic commodities. The basic sprinkler water demand for traditional K25.2 sprinkler systems more than doubles for uncartoned expanded plastics protection and only obtains 10 extra ft. of ceiling height. Uncartoned expanded plastics include low density plastics that are not stored in a water absorbing material like cardboard boxes and include insulation boards, packing beans, polystyrene foam (like for coffee cups, plates, or meat trays), mattresses, cushioned furniture, candles, pipe insulation, and more.

For many commodities stored at high ceiling heights the cost of meeting increased water demand could be prohibitively high, and for exposed expanded plastics storage, it can be increasingly difficult to provide sufficient ceiling-only traditional sprinkler protection.

At Sparx, we strongly believe that relying solely on excessive water usage with high hydraulic expenses is not the most optimal approach to combat the challenges associated with providing adequate fire protection for higher ceiling and storage heights. Our system is specifically designed to minimize hydraulic expenses and provide effective fire protection by utilizing advanced software and electronics to control sprinkler operating patterns and multi-sensor technology to identify fires during their early stages of development. Through algorithmic control of sprinkler operating patterns, we believe we can precisely target the affected area and maximize the efficiency of the water supply. We believe our technology also allows us to detect fires in their early stages through the use of gas, flame, smoke, and temperature sensing. By suppressing smaller fires, we believe we can use less water and reduce the overall impact of a fire.

We also believe the Sparx™ Smart Sprinkler System can provide solutions for warehouses with higher ceiling and storage heights where traditional fire sprinklers cannot perform. For example, fires involving the storage of exposed-expanded plastics commodities for ceiling heights greater than 40 ft. currently have no prescribed ceiling-only sprinkler protection options available4,6. Given the high heat release rate and the potential for nearby storage arrays to ignite, thermal radiation generated by these fires can quickly lead to uncontrolled fire growth. At higher ceiling and storage heights for this commodity, we believe it is crucial to have early response and optimal sprinkler operating patterns, both of which are offered by the Sparx™ Smart Sprinkler System, in order to effectively contain thermal radiation and suppress flames.

The challenges posed by increasingly high ceiling and storage heights in the warehousing industry present an opportunity for innovation in fire sprinkler protection. At Sparx, we are dedicated to meeting the evolving needs of the industry. With our patent-pending technology, we believe we are well-positioned to offer effective solutions for even the most complex storage and warehousing fire protection applications.

1Newman, D. (2022, September 8). E-commerce popularity ignites growing investment in warehouse automation. Forbes. Retrieved February 16, 2023, from https://www.forbes.com/sites/danielnewman/2022/09/06/e-commerce-popularity-ignites-growing-investment-in-warehouse-automation/?sh=2d0881925346

2Cope, E., & Dean, P. (2020, October 22). 36 is the new 32: Increasing clear height for maximum efficiency. Method Architecture. Retrieved February 16, 2023, from https://methodarchitecture.com/industrial-clear-height-36/

3Prevoe, B. (2018, March). Raise the roof! When to consider higher cubic clear heights for your warehouse operations. https://pdf.euro.savills.co.uk/usa/in-depth-reports/ov-warehouseoperations-isg-2018-03-29.pdf. Retrieved February 16, 2023.

4FM Global. (2022, January). FM Global Datasheet 8-9, Storage of Class 1, 2, 3, 4 and Plastic Commodities. Johnston, RI.

5Koorsen Fire & Security. (2022, March 23). Introduction to Fire Pumps. Koorsen Fire & Security. Retrieved February 16, 2023, from https://blog.koorsen.com/introduction-to-fire-pumps

6National Fire Protection Association. (2022). NFPA 13, Standard for the Installation of Sprinkler Systems, 2022 Edition. Quincy, MA.

Automated Storage and Retrieval Systems (ASRS)

To enhance space utilization and boost throughput, warehouses are adopting compact automated storage and retrieval systems, commonly referred to as ASRS systems. ASRS systems are computer and robot-aided systems that can retrieve or store items in specific locations. We expect the increased use of automation in warehouses to directly impact market opportunities in the storage segment for fire sprinklers as these innovations will require specialized fire protection. The warehouse-automation market is forecasted to reach $51 billion by 2030, a CAGR of 23 percent1. We predict that the tremendous growth in the warehouse-automation industry is going to create market expansion for the fire sprinkler storage segment.

When a fire occurs, compact ASRS systems can be extremely hazardous because firefighters have limited access to extinguish fires following sprinkler operation. In the storage industry, traditional fire sprinkler systems are typically not designed to extinguish a fire, but instead, they are intended to suppress and control a fire until the fire department or fire service is able to intervene. If a fire originates deep in the upper tiers of an ASRS storage array, it can be incredibly unsafe for firefighters to navigate a 35 ft. tall structure with slim aisles and limited mobility. Compact ASRS systems are escalating the demand for fire sprinkler systems that not only suppress fires in storage facilities but can also extinguish them. This presents a significant opportunity for innovation in the fire sprinkler industry, as extinguishing fires is storage occupancies is currently not a function of traditional fire sprinkler systems.

Extinguishing fires is just one of many challenges facing traditional fire sprinkler systems in the context of compact ASRS systems. With such systems becoming increasingly dense, there is often no available space to install in-rack sprinklers and piping, which cannot be placed in areas that would obstruct robotic movement or bracing. Additionally, the high storage density of compact ASRS makes it difficult for ceiling-only traditional Early Suppression Fast Response (ESFR) sprinklers to reach the base of a fire. Another obstacle posed by compact ASRS is the frequent use of open-top containers, which facilitate order picking but lack protection guidance based on NFPA 13 - Standard for the Installation of Sprinkler Systems2. These containers impede the flow of water from fire sprinklers to the base of an ASRS structure, making them hazardous from a fire protection perspective. Together, these challenges have led to limited regulatory prescribed code options for fire sprinkler systems that can provide adequate protection for compact ASRS systems3. As the warehouse-automation market continues to grow, demand for fire sprinkler innovation in this space is expected to rise.

Many ASRS systems have uniquely designed storage bins, robotic mechanisms, robotic movement, and structural configurations. We believe there will be opportunities for partnering with ASRS and retail companies to create custom fire sprinkler solutions tailored to specific customer applications, since compact ASRS solutions each have distinctive characteristics that pose their own fire protection challenges. We believe that it will take a nimble and agile company in fire sprinkler technology development, like Sparx, to adapt solutions to the rapidly changing warehouse environment and quickly bring solutions to market for a variety of compact ASRS structures. With the Sparx™ Smart Sprinkler System, we can transform the way our system operates within minutes rather than months of product iteration. The Sparx™ Smart Sprinkler System can be easily configured based on a variety of sensor inputs to trigger various sprinkler responses using software.

We believe the Sparx™ Smart Sprinkler System is an ideal solution for ASRS fire protection because of its multi-sensor technology that can detect fires at an early stage, maximizing the chances for both suppression and extinguishment. Additionally, the system provides precise sprinkler operating patterns that can pinpoint the fire's origin and prevent its spread within densely packed storage areas. This technique allows for a 'surround and drown' approach, enabling quick action to deliver an abundance of water directly to the fire and the surrounding areas, effectively inhibiting any outward propagation of flames.

1Barbee , J., Davies, A., Dubeauclard , R., Lange , T., & Lennartz, C. (2021, December 27). Automation has reached its tipping point for omnichannel warehouses. McKinsey & Company. Retrieved February 16, 2023, from https://www.mckinsey.com/industries/retail/our-insights/automation-has-reached-its-tipping-point-for-omnichannel-warehouses

2National Fire Protection Association. (2022). NFPA 13, Standard for the Installation of Sprinkler Systems, 2022 Edition. Quincy, MA.

3UL Solutions. (n.d.). New Challenges in Fire Safety in ASRS Warehouses. UL Solutions. Retrieved February 16, 2023, from https://www.ul.com/resources/new-challenges-fire-safety-asrs-warehouses

Unique Architectures

Unique architectural elements like sloped ceilings are currently one of the biggest challenges associated with traditional ESFR sprinklers, according to the Fire Protection Research Foundation1. For storage applications, NFPA 13 - Standard for the Installation of Sprinkler Systems limits ceilings to a maximum slope of 2 in 12 (equivalent to a roof slope of about 9.5 degrees) when using ceiling-only ESFR sprinklers2. According to FM standards, the maximum ceiling slope in storage applications can be 10 degrees for ceiling-only sprinklers, unless in-rack sprinklers are installed3. A warehouse with sloped ceilings can also install a continuous flat ceiling below their roof to maintain compliance for ESFR sprinklers, but this comes with added expense and hassle.

Sloped ceilings alter the dynamics for how the hot gases travel along the ceiling during a fire which can lead to skewed sprinkler operating patterns and an increase in sprinkler operations using traditional ceiling-only ESFR sprinklers3. Considering the challenges that traditional fire sprinklers have in this application and the lack of approved or listed options for ceiling-only sprinkler protection beyond 10 degree sloped ceilings in storage, the market for sufficient fire suppression in this area is completely open for innovation.

Research demonstrates that correction factors can be applied to electronic fire sprinkler activation algorithms to achieve optimal sprinkler operating patterns for buildings with sloped ceilings4. However, there are currently no listed or approved ceiling-only fire sprinklers on the market for storage occupancies with sloped ceilings beyond 10 degrees. The Sparx™ Smart Sprinkler System decouples detection from sprinkler activation unlike traditional ESFR fire sprinklers, which allows us to provide algorithmic correction factors to potentially offer protection for this challenging application.

1Jordan, S. J., & Ryder, N. L. (2020). (rep.). Protection of Storage Under Sloped Ceilings Phase III: Large Scale Testing Summary and Guidance. Quincy, MA: Fire Protection Research Foundation.

2National Fire Protection Association. (2022). NFPA 13, Standard for the Installation of Sprinkler Systems, 2022 Edition. Quincy, MA.

3FM Global. (2022, January). FM Global Datasheet 8-9, Storage of Class 1, 2, 3, 4 and Plastic Commodities. Johnston, RI.

4Xin, Y. (2020). SMART Sprinkler for Highly Challenging Fires. SFPE. Retrieved February 16, 2023, from https://www.sfpe.org/publications/periodicals/sfpeeuropedigital/sfpeeurope20/europeissue20feature1

High-Hazard Commodities

Ceiling-only fire sprinklers face numerous challenges when it comes to storing high-hazard commodities. The fire sprinkler industry requires third-party evaluation of products to be approved or listed for their use in facilities to protect the building, its occupants, and the commodities being stored. Fire sprinkler products undergo extensive third-party testing – two of the most common groups being FM Global (FM) and UL Solutions (UL). Additionally, there are codes and standards like the National Fire Protection Association in the United States, a global self-funded nonprofit organization, that develops codes and standards related to fire sprinkler design and installation requirements. Upon reading the codes and standards provided by FM and NFPA, we believe the gaps within the traditional fire sprinkler industry start becoming clear. Many of these gaps, in our opinion, appear to exist with the storage of high-hazard commodities like tires, aerosols, and flammable and combustible liquids. Additionally, the use of battery energy storage systems (BESS) presents a relatively new high-hazard commodity to the fire protection industry. The table below highlights high-hazard commodities that present potential opportunities for the innovative fire protection offered by the Sparx™ Smart Sprinkler System.

Commodity	Hazard Description	Current Limitations for Ceiling-Only Sprinklers	Opportunities for Innovation
Tires	Tires produce large amounts of heat, smoke, and toxic gases and are often stored in dense and compact arrangements	Maximum ceiling height of 40 ft., with 30 ft. of storage in permanent and portable racks with open shelves[1,2]

·         The criterion for 40 ft. ceilings/30 ft. of tire storage requires a basic sprinkler water demand of more than 2,600 gpm of water which could result in high hydraulic expense

·         There are no prescribed ceiling-only fire sprinkler options available for tires stored at heights greater than 30 ft.[1,2]

Aerosols – Level 2 (deodorants, hair sprays, antiseptics, anesthetics, some furniture polishes, and windshield de-icers, and other water-miscible flammable aerosol products)	Aerosol products can rupture under the presence of heat and flames, creating large fire balls that can increase the intensity of a fire	Maximum storage heights of only 20 ft. for cartoned aerosols with ceiling-only fire sprinkler protection (aerosols stored in cardboard boxes)[3]	· The maximum storage height for these commodities is very limited - only 20 ft. storage heights[3]
Aerosols – Level 3 (some automotive products like engine and carburetor cleaners, undercoats and lubricants, wood polishes, paints and lacquers, some insecticides, oil-based antiperspirants, and more)

Maximum storage heights of only 15 ft. for cartoned aerosols with ceiling-only fire sprinkler protection (aerosols stored in cardboard boxes)[3]

Ceiling-only fire sprinkler protection cannot be provided for uncartoned Level 3 aerosol products[3]

·         The maximum storage height for these commodities is extremely limited – only 15 ft. storage heights for cartoned storage[3]

·         There are no options for ceiling-only fire sprinklers to protect uncartoned storage of Level 3 aerosols (in-rack sprinklers must be used which decreases warehouse flexibility, increases susceptibility to sprinkler damage from warehouse operations, and piping networks must be installed within storage racks)[3]

Flammable and Combustible Liquids (commodities including gasoline, cleaners, rubbing alcohol, nail polish remover, hand sanitizer, cooking oils, and more)	Flammable liquids produce vapors that burn when heated or ignited – fires can burn readily and intensively and can be explosive under certain conditions	Most configurations for flammable and combustible liquids require in-rack sprinkler protection[4]

·         Warehouses are constrained in terms of flexibility since the fire protection design is often designed to meet the needs of a specific flammable or combustible liquid application

·         In most circumstances, flammable and combustible liquids require in-rack sprinkler protection[4]

Lithium-Ion Battery Energy Storage Systems (BESSs)

Thermal runaway* is a unique and dangerous hazard in BESS and once started, thermal runaway cannot be stopped

*Thermal runaway is a hazardous phenomenon in which a lithium-ion cell enters an uncontrollable, self-heating state. Thermal runaway can result in the release of toxic gases, extremely high temperatures, smoke, and fire.

Sprinkler systems installed per NFPA 13 are required for per NFPA 855 - Standard for the Installation of Stationary Energy Storage Systems; however, there is no fire protection system approved or listed for the protection of lithium-ion based energy storage systems[5,7]

·         The global lithium-ion battery market is expected to grow at a remarkable 18.9% CAGR over the forecast period from 2022 to 2030 which we predict will create market expansion for the global fire sprinkler market[6]

·         According to NFPA 855 - Standard for the Installation of Stationary Energy Storage Systems, “water is considered the preferred agent for suppressing lithium-ion battery fires”[5]

·         Fire sprinklers can delay or prevent fire spread to adjacent battery cells decreasing the likelihood of propagation of thermal runaway

·         Currently, there are no fire protection systems that are currently FM-Approved or UL-Listed for the application of BESSs[7]

·         To effectively achieve suppression or extinguishment, fire sprinkler systems will require electronics and software to detect fires quickly and accurately – the best protection systems will be able to integrate with battery management systems and ventilation systems

The table above outlines the existing constraints for fire sprinkler systems when storing high-hazard commodities, while also identifying the factors that could stimulate advancements in fire sprinkler technology.

The Sparx™ Smart Sprinkler System provides early fire detection using multiple sensors, allowing us to respond to fires faster than traditional fire sprinkler systems. Early detection can facilitate a more rapid response to a fire, allowing the fire sprinkler system to initiate suppression or extinguishment quickly. This can significantly reduce the time that the fire has to grow and spread, making it easier to control and suppress or extinguish.

The Sparx™ Smart Sprinkler System employs algorithms to control fire sprinkler operations, providing efficient and targeted fire suppression to prevent the spread of fires. The algorithms used by the Sparx™ Smart Sprinkler System are instruction sets and computational procedures used to control the operation of the sprinklers in a more efficient and targeted manner, based on factors such as the location and severity of the fire. By using algorithms to optimize the operation of the sprinklers, water usage can be reduced while still effectively suppressing the fire. Sprinklers are activated through an automated process initiated by our software, which sends an electrical signal to activate the sprinklers as needed. For instance, if a fire were to break out in an aerosol storage area, the Sparx™ Smart Sprinkler System could promptly trigger the sprinkler head directly above the fire, along with those surrounding it, to deliver water to both the fire's source and the surrounding aerosol commodities, effectively suppressing any fireballs that might emerge from rupturing products. Traditional fire sprinklers in storage applications are designed to operate independently of one another which can lead to challenges when it comes to fire spread and adequate suppression performance.

With quick detection and controlled sprinkler operating patterns, we believe Sparx can provide protection for high-hazard commodities in applications that traditional fire sprinklers cannot. We intend to use the Sparx™ Smart Sprinkler System to fill industry gaps for the storage of high-hazard commodities at higher storage heights, higher ceiling heights, and to provide an alternative to in-rack sprinkler protection. For scenarios that currently require high hydraulic expenses from ceiling-only ESFR sprinklers, we believe our technology will also require less water demand since we are responding to smaller fires very early on in fire development. Moreover, when it comes to addressing specific challenges, such as the safe storage of battery energy storage systems, our expertise will enable us to offer highly effective fire sprinkler protection through quick and targeted sprinkler response, efficient cooling, and seamless integration with battery management and ventilation systems.

1FM Global. (2009, January). FM Global Datasheet 8-3, Rubber Tire Storage. Johnston, RI.

2National Fire Protection Association. (2022). NFPA 13, Standard for the Installation of Sprinkler Systems, 2022 Edition. Quincy, MA.

3National Fire Protection Association. (2023). NFPA 30B, Code for the Manufacture and Storage of Aerosol Products, 2023 Edition. Quincy, MA.

4National Fire Protection Association. (2021). NFPA 30, Flammable and Combustible Liquids Code, 2021 Edition. Quincy, MA.

5National Fire Protection Association. (2023). NFPA 855, Standard for the Installation of Stationary Energy Storage Systems, 2023 Edition. Quincy, MA.

6AltEnergyMag. (2022, November 1). Lithium-ion Battery Market Growing Demand, Globally. AltEnergyMag. Retrieved February 16, 2023, from https://www.altenergymag.com/content.php?post=38477

7Dieken, D. (2020, May 28). Fire Protection Requirements for Large-Scale Energy Storage Systems (ESS). LinkedIn. Retrieved February 16, 2023, from https://www.linkedin.com/pulse/fire-protection-requirements-energy-storage-systems-ess-dieken-pe

COMPETITION

The fire sprinkler industry is made up of a relatively small number of key companies including AG Fire Sprinkler, American Fire Technologies, APi Group, GW Sprinkler A/S, Honeywell International Inc., Johnson Controls International Plc, Minimax GmbH & Co. KG, Robert Bosch GmbH, Siemens AG, and SIRON Fire Protection1.

We believe there to be only a few key companies in this industry, generally due to the high barriers to entry that come from product testing, approvals, and certification from agencies like UL Solutions (UL), FM Global (FM), and VdS. While there are some notable companies involved in the competitive landscape for the fire sprinkler industry, as a whole, we believe Sparx has very few direct known competitors who are primarily focused on using software and electronics to offer protection for highly challenging fires.

We are predominantly dedicated to the advancement of technology in the fire protection industry as opposed to simply releasing the next iterative fire sprinkler product. We believe our approach will offer us lucrative growth opportunities as we expand our foothold in the global fire sprinkler market. Because we are focused on offering protection for highly challenging fires (fires that cannot be easily and reasonably protected by traditional sprinkler technology), by nature, we believe we are competing in a highly uncompetitive space.

In the industry there are currently only two UL Listed electronic fire sprinklers (a K172 version and a K252 version) on the market capable of electronic detection and actuation. These electronic sprinklers, both released by Johnson Controls International Plc, operate via wired communications and power3. These sprinklers require a separate heat detector for each and every sprinkler that must be connected by an installer via a wiring harness. The sprinklers are also wired to each other and back to a control panel via Class A or B wiring (usually Class A for added reliability)4. This system, marketed for storage applications, has inherent complications and costs due to the amount of wiring required. We believe that a battery-powered wireless solution will eliminate the installation complexities that can come from running wire between 100+ sprinkler heads and the high labor costs associated with this system.

In addition to the electronic sprinkler products offered by Johnson Controls International Plc, a US based company called Plumis Inc. offers a product called Automist Smartscan Hydra. The Automist Smartscan Hydra offers a fire sprinkler alternative for the application of residential occupancies up to and including four stories in one or two family dwellings with light and ordinary hazards5. The Automist Smartscan Hydra system also provides a wired solution to connect the controller to various water mist heads. The water mist heads are generally wall mounted and operate on different principles than sprinkler heads. Water mist is intended to use fine droplets that evaporate at the base of a fire to extract heat. Sparx intends to pursue a different market share compared to the Plumis Inc. solution by tackling highly challenging fires with wireless sprinkler technology as opposed to pursuing residential applications with wired water mist systems.

We believe our proprietary technology has a competitive advantage in that it offers a flexible wireless battery-powered solution that will solve a multitude of problems present in wired electronic sprinkler systems. We believe the complexity and costs due to installation for a wireless system will be much lower for our future customers in terms of material (wire, connectors, conduit, etc.), but especially for labor. We plan to capture more revenue for a premium product that offers ease of installation compared to a wired system where revenues are normally lost to electricians, electrical unions, and electrical contractors. We also believe the wireless solution we plan to bring to market will be less prone to human error during installation. In a wired solution, it can be exceedingly difficult to troubleshoot multiple wires if there are shorts, opens, or ground faults present, especially if the system is protecting dense storage structures with ceiling heights that are 35+ feet tall. Our proprietary technology could also increase system reliability compared to a wired solution due to the fact that our solution operates on a wireless network with numerous communication paths from fire sprinklers to the controller as opposed to only a single or duplicate set of wires.

In our findings and experience, we have seen only a few attempts and efforts made to bring electronics and software into the predominantly mechanical world that fire sprinklers have belonged to since their inception. We believe we are uniquely positioned to deliver and commercialize the first battery-powered wireless fire sprinklers that elegantly synthesize detection and suppression.

1Chinchane, A., Singh, S. P., & Sumant, O. (2020). (rep.). Fire Sprinkler Market. Allied Market Research. Retrieved January 27, 2022, from https://www.alliedmarketresearch.com/fire-sprinkler-market.

2The k-factor of a sprinkler, or coefficient of discharge, is a specification for fire sprinklers used to calculate the flow and water discharged from sprinkler heads.

Blackstone, V. L. (n.d.). What is the K factor on a sprinkler head? Hunker. Retrieved January 29, 2022, from https://www.hunker.com/13418788/what-is-the-k-factor-on-a-sprinkler-head

3Johnson Controls International Plc. (n.d.). EAS-1 System Overview. Johnsoncontrols.com. Retrieved January 30, 2022, from https://www.johnsoncontrols.com/eas/overview

4National Training Center. (2020). NFPA 72 Circuits and Pathways. National Training Center. Retrieved January 30, 2022, from https://nationaltrainingcenter.com/nfpa-72-circuits-and-pathways/

5Plumis Inc. (n.d.). Automist Smartscan Hydra BS8458 fire sprinkler performance. Plumis. Retrieved January 29, 2022, from https://plumis.com/smartscan

DESCRIPTION OF BUSINESS

We are a technology company incorporated in the state of Nevada on June 30, 2021, and headquartered in Cranston, Rhode Island with a mission to provide new generation fire protection to businesses and building owners that operate within infrastructures that cannot be adequately or reasonably protected by traditional fire sprinklers1. We intend with Sparx Technologies, LLC (“Sparx”) to revolutionize the fire protection industry with a commercially available wireless battery-powered electronic fire sprinkler network and develop the industry’s first commercially available wireless battery-powered electronic fire sprinkler system that can be adapted to a variety of different applications and customers.

On August 29, 2022, we entered into and consummated a Patent License Agreement (“Agreement”) with Sparx Technologies, LLC, a limited liability company (“Licensor”). Licensor is solely owned and controlled by Ms. Cassandra DeNunzio, our CEO and director. Ms. DeNunzio is the sole and first named inventor under a provisional patent application with a Serial No. 63/304,302 filed with the United States Patent Office (“USPTO”) on January 28, 2022, relating to the fire protection industry and particularly a commercially available battery-operated wireless electronic fire sprinkler network. The Patent License Agreement is referenced herein as EX-10.1 to the Form 8-K filed with the Securities and Exchange Commission on August 29, 2022. As a result of the Agreement, we adopted the existing operations and business plan of Sparx Technologies, LLC pursuant to the terms and conditions of the patent licensing agreement and ceased to be a shell company.

In partial consideration for the exclusive license granted by Licensor to the Company, the Company paid Sparx Holdings, LLC, a limited liability company, controlled and solely owned by Ms. DeNunzio, a non-refundable license fee upon execution of the Agreement in the amount of One Hundred Million shares (100,000,000) of the Company’s common stock (the “Initial License Fee”). The Initial License Fee is consideration for the grant and continuation of the license pursuant to a five-year term. Licensor shall have no obligation or liability to return any portion of the Initial License Fee. The Company shall pay Licensor a royalty of fifty percent (50%) of Licensee’s Net Sales of all Licensed Products developed and sold by the Company. Ownership of the licensed technology prior to, during the course or as a result of the Agreement, will be the sole and exclusive property of Licensor.

Our Chief Executive Officer and Director, Casandra DeNunzio has agreed to lend us equipment   at no cost resulting in us having in-house capabilities to design and build innovative electronic fire protection products and solutions. Ms. DeNunzio has extensive industry knowledge, familiarity with local specifications and regulations, fire codes and expertise in the design and test engineering of fire detection, suppression, and extinguishment technology and their components and systems. We have available to us, the equipment, capabilities, and expertise to create prototype electronic circuits, assemble and reflow printed circuit boards, benchtop test electrical assemblies with DC and AC power supplies, troubleshoot designs with multimeters, and create wiring harnesses.

The Company has now begun to finalize the prototype Sparx™ Smart Sprinkler System and has started working towards the design and development for the remaining system components to complete the Sparx™ Smart Sprinkler System System. The remaining components needed for the system prototype include a base station that the wireless battery-powered Sparx™ Smart Sprinkler Systems communicate with and an installation and commissioning tool. As mentioned elsewhere in this offering circular, a utility patent has been filed with the USPTO that covers the technology. The Company plans to commercialize Licensor’s wireless fire suppression technology into a fire protection/fire safety product line and seek listing or approval from third-party testing bodies. Our plan is to provide superior protection against highly challenging fires for a range of premises, including commercial buildings and industrial sites, through the application of our advanced proprietary wireless mesh network fire suppression system technology. We plan to design, develop, integrate, install, test, manufacture, produce, and market our wireless mesh network fire suppression system in an effort to commercialize our products.

On January 20, 2023, Sparx Technologies, LLC filed a utility patent application with the USPTO under 35 USC 111(a) for a Mesh Network Fire Suppression System and Associated Methods with Serial No. 18/099,584. A prior provisional application with Serial No. 63/304,302 was filed with the USPTO on January 28, 2022.

In addition, an international patent application (PCT) was also filed with the USPTO on January 23, 2023, resulting in international patent pending status. An international application Serial No. PCT/US23/11314 was issued by the USPTO. Sparx relies on a combination of patent, trademark, copyright, trade secret, and contractual protections to establish and protect its intellectual proprietary rights.

The Basics of Our Technology

We plan to use the Sparx™ Smart Sprinkler System to expand the capabilities of traditional fire sprinklers and offer effective and efficient protection for applications that traditional fire sprinklers may not adequately cover. An image of a traditional fire sprinkler is shown below.

Threads
Wrench Flats
Frame
Plug
Trigger Mechanism – Glass Bulb
Deflector Plate

The image above shows a traditional fire sprinkler with labeled components

A traditional fire sprinkler system consists of two essential components: a water supply and a fire sprinkler head. The sprinkler head comprises a plug, a trigger mechanism, a frame, and a deflector plate. The plug holds back the water, while the trigger mechanism activates the sprinkler head when the temperature reaches a specific threshold. This threshold typically ranges from 135 to 286 degrees Fahrenheit and is determined by the designers based on the specific environment and application. The trigger mechanism can be a glass bulb filled with liquid that expands when heated causing the glass to break or two metal plates held together by a solder point that separates when heated.

When a fire starts, the hot air rises and spreads along the ceiling until it reaches a sprinkler head. When the temperature threshold is met, the trigger mechanism is activated, and the plug is released, allowing the water to flow through the sprinkler head. The water hits the deflector plate, causing the water droplets to disperse over a larger area. The water will continue to flow until the water supply runs out or the fire department arrives and manually shuts off the water via the system’s control valve.

A common misconception perpetuated by popular media is that every sprinkler in a room activates at the same time during a fire. Modern fire sprinkler heads are designed to operate independently. This means that a specific sprinkler head will activate and release water, only if it has individually reached a certain temperature threshold.

Traditional fire sprinkler systems can encounter various obstacles that may compromise their effectiveness including unpredictable operating sequences, unintentional cooling of adjacent areas after sprinkler activation, and a phenomenon known as 'sprinkler skipping,' whereby sprinklers closer to the fire may fail to activate before those located further away. These factors can put lives and property at risk, highlighting the need for modern and innovative fire suppression technologies.

Our system is being designed to provide effective fire suppression by automatically activating a group of sprinklers directly above the fire. This method ensures water delivery to the base of the fire and wets adjacent areas to prevent the fire from spreading. Our system's unique capability to automatically activate an optimal group of sprinklers for fire suppression or extinguishment distinguishes us from traditional fire sprinkler solutions that rely solely on the heat produced by a fire to activate the necessary sprinklers. We believe our technology offers greater predictability, precision, and efficiency in controlling fires.

Recognizing the critical role of rapid sprinkler response in suppressing fires, we strive to respond promptly to catch smaller fires that are easier to contain or extinguish with fire sprinklers. Fires can exhibit distinct behaviors depending on the commodities and storage configurations involved. Some fires may smoke or smolder during their early stages, while other fires may rapidly reach the ceiling with high heat release rates. The exclusive dependence on a fixed temperature threshold by traditional sprinklers is not the most effective approach for timely detection in all fire scenarios. We have integrated multi-sensor technology into our fire sprinkler designs, featuring flame, gas, smoke, and temperature sensors to provide comprehensive and advanced fire detection.

The SparxTM Smart Sprinkler System

Sparx is in the process of designing and developing a fire sprinkler system capable of electronic detection, communication, and actuation. By leveraging cutting-edge electronic and software technologies, we aspire to enhance the capabilities of traditional fire sprinklers allowing us to serve applications that otherwise could not be protected. Our wireless battery-powered fire sprinklers come equipped with advanced sensing capabilities, including flame, gas, smoke, and temperature sensors. Using our multi-sensor technology, we can detect fires at their earliest stages, even before they have a chance to grow significantly. Our unique approach to fire safety is critical because fires tend to spread rapidly, and the larger they become, the more challenging they are to control. We believe our ability to respond quickly and efficiently will open up new opportunities for various fire protection scenarios.

We are using mesh networking topology to allow our fire sprinklers to communicate with each other and provide seamless coordination of fire suppression efforts. A mesh network is a local area network in which nodes (in this case, sprinklers) connect directly, dynamically, and non-hierarchically to each other, working together to efficiently route data. Our fire sprinklers communicate with each other and to a central base station in the network, providing unparalleled situational awareness compared to traditional systems. Using environmental data gathered by our fire sprinklers, the base station makes informed decisions about which sprinklers to actuate in the event of a fire, ensuring optimal suppression or extinguishment. By controlling the number of sprinkler operations, the base station avoids over-stressing the water supply and minimizes water damage, all while achieving the desired level of fire suppression. With our mesh networking topology and advanced sensing capabilities, we believe we can respond quickly, efficiently, and with superior activation precision, making it possible to protect even the most challenging fire scenarios.

At Sparx, we are developing technology that transforms traditional fire sprinklers into wireless, battery-powered marvels. Our wireless, battery-powered system is designed to expand the capabilities of traditional fire sprinklers, enabling them to detect and respond to fire conditions faster and with greater precision than ever before. Our technology seamlessly integrates with existing traditional fire sprinkler systems, harnessing the proven safety and reliability of these established solutions. We plan to take advantage of the carefully engineered spray patterns and stringent testing standards for traditional fire sprinklers and use our technology to augment their functionality. We believe that by combining our technology with traditional fire sprinklers it will allow us to provide effective and reasonable fire protection solutions in applications that may not have been possible with traditional fire sprinklers alone.

Each Sparx™ Smart Sprinkler contains electronics housed near the sprinkler threads and wrench flats. The electronics include sensors used for detecting fire, a communication module, a replaceable battery pack, actuation circuitry used for automatically triggering sprinkler operation in the event of a fire, and monitoring circuitry used to supervise the integrity of necessary electrical components.

Sparx™ Smart Sprinklers have the ability to communicate with other using modules that are FCC Certified (USA), operate on the Industrial, Scientific, and Medical (ISM) band, and are RoHS compliant. The electronics in the network are designed to enter low-power sleep modes and wake periodically to sample environmental conditions to prolong battery-life. The electronics and battery packs for Sparx™ Smart Sprinklers are designed to last for reasonable periods of time (i.e. years). The base station for the network will be able to provide notification if there are any low-battery warnings or any other issues with the network that should be addressed. The base station will also be able to display a history of any troubles, supervisory signals, or alarms that are reported in the network.

Our inaugural Sparx™ Smart Sprinkler System prototype, which is currently in the research and development phase, has been purposefully engineered to interface with traditional fire sprinklers that comprise 5mm frangible glass bulbs. To ensure the electronics at each sprinkler remain unscathed during sprinkler head installation, they can be easily attached by an installer after the sprinkler head is threaded into the piping. Our installation process has been meticulously designed to be streamlined, swift, and uncomplicated, saving warehouse and storage customers from the high costs and laborious efforts associated with installing wired electronic fire sprinkler systems. Wired electronic fire sprinkler systems necessitate the hiring of electrical contractors to run conduit along the ceiling between sprinkler heads, connecting wires to numerous junction boxes, and troubleshooting issues such as shorts, opens, and ground faults at the ceiling-level.

The image above shows a labeled drawing of the Sparx™ Smart Sprinkler prototype, viewed from the side with transparent electronics enclosures.

Note that the enclosures in the image above are transparent for the purpose of this picture, but the actual product will have fully opaque enclosures.

The image above shows the Sparx™ Smart Sprinkler prototype, tilted upwards, viewed from the side.

The image above illustrates the Sparx™ Smart Sprinkler prototype connected to a water supply.

The image above depicts the Sparx™ Smart Sprinkler prototype tilted downwards, exposing the sprinkler threads. The prototype includes a baseplate that sits around the sprinkler head above the wrench flats, similar to a recessed sprinkler escutcheon. The sprinkler can be installed with the baseplate, and after the sprinkler is threaded into the pipe, the electronics enclosures are able to be attached to the baseplate by the installer in the field. The electronics enclosures are designed to sit around the perimeter of the sprinkler threads and pipe connection.

We have designed an actuating mechanism that interfaces with traditional 5mm bulb-type fire sprinklers. The mechanism simply clips onto the outside surface of the glass bulb with an ordinary amount of force (no tools required), allowing for quick and easy installation. A short wiring harness connects the clip to the housed electronics at the sprinkler threads and wrench flats, which can be connected by an installer during the sprinkler installation process. To ensure proper circuit integrity and fire safety, both the short wiring harness and actuating mechanism within the clip are electrically monitored. Additionally, a proximity sensor can be incorporated onto the clip to verify proper fit of the clip mechanism against the glass bulb for added reliability.

In the event of a fire, when a sprinkler head is provided with an actuation instruction via software, the clip mechanism will cause the glass bulb to break which allows water to flow out of the sprinkler head. The clip mechanism is designed to quickly provide ample heat to the glass bulb, allowing it to shatter, causing the sprinkler plug to be pushed out by water flowing through the sprinkler. This clip mechanism allows our advanced software and hardware to decide when to operate fire sprinklers, as opposed to traditional fire sprinklers which activate only from the heat produced by a fire.

The image above shows a Sparx™ Smart Sprinkler prototype with the attached clip mechanism that we have designed to allow the sprinkler to be operated via an electrical signal. The clip comprises a small heating element that rapidly heats the bulb until it shatters when provided with ample power from the electronics assembly that this mechanism connects to.

To ensure a safe and reliable installation process, we currently plan to pre-install the actuating mechanism clips onto the sprinkler bulbs during manufacturing. This approach eliminates any risk of damage to the sprinkler bulb during the sprinkler installation process, providing peace of mind for installers in the field. We believe that our fire sprinkler system will be ideal for new installations, or for retrofit installations where existing sprinkler systems will be drained and traditional sprinkler heads will be replaced with Sparx™ Smart Sprinklers.

We are successfully finishing development of our Sparx™ Smart Sprinkler prototype that can interface with traditional 5mm bulb-type sprinklers. Currently, we are focused on completing the rest of the Sparx™ Smart Sprinkler System. Our plan is to develop a base station, an installation tool, and a web-based dashboard for building owners and maintenance managers to monitor their system's health and status. We believe the base station is a critical component of the Sparx™ Smart Sprinkler System because it manages when sprinklers enter low-power sleep modes, makes decisions on sprinkler actuation during a fire, and notifies users of any troubles, supervisory signals, or alarms present in the network.

To facilitate optimal sprinkler actuation during a fire, the system needs to know the locations of all Sparx™ Smart Sprinklers within a design area. Our installation and commissioning tool will enable installers to easily and accurately map out sprinkler locations and feed that information back to the base station.

In addition, we plan to create a web-based interface that allows building owners and maintenance managers to monitor their system's health and status, set up notification settings, and receive alerts via text messages or emails when the system needs maintenance or if there are any troubles, supervisory signals, or alarm conditions indicating the presence of fire and sprinkler activation.

While we expect to encounter some challenges during the system's development, we are confident that we can overcome them. Our team has already tackled the hardest technical challenges, such as developing a reliable network architecture that enables low-power battery operation and creating a fire sprinkler prototype capable of electronic detection and actuation. With our sights set on completing the remaining components, we look forward to delivering an advanced and robust wireless battery-powered electronic fire sprinkler system to our future customers.

We welcome partnership opportunities with traditional fire sprinkler companies interested in integrating their traditional fire sprinkler products with our technology. Our product is designed to work with existing 5mm bulb-type traditional fire sprinklers, and we plan to expand our product line to support 3mm bulb-type sprinklers as well as link-type fire sprinklers. Our current wireless battery-powered technology can also be configured to interface with Metron or squib-type electronic fire sprinklers. We remain committed to exploring new ways to enhance our technology and provide seamless integration with a range of traditional fire suppression systems.

How the Sparx™ Smart Sprinkler System Responds to Fires

Sparx™ Smart Sprinklers wake periodically to sample their corresponding gas, flame, smoke, and temperature sensors.

Sparx™ Smart Sprinkler installed at the ceiling height with another Sparx™ Smart Sprinkler in the background. Each sprinkler wakes up periodically from a sleeping state to sample its sensors.

Sparx™ Smart Sprinklers communicate their status to and through each other back to a base station which acts as the brain for the network.

The image above shows a zoomed out view of 16 Sparx™ Smart Sprinklers installed at the ceiling height. Sprinklers are able to communicate to and through each other and form a mesh network.

When a fire starts, Sparx™ Smart Sprinklers will detect the potential fire using their corresponding sensors and will increase the sampling rate for all of the sprinklers in the network. By increasing their sampling rate, sprinklers can collect more data from the environment and prepare for a potential fire condition.

Sparx™ Smart Sprinklers are able to increase their sampling rate and poll their corresponding sensors faster when they suspect a fire is starting.

When a fire is detected by the Sparx™ Smart Sprinkler System, the system evaluates and decides the optimal sprinklers needed to respond to the fire and actuates those specific sprinklers.

The image above depicts a Sparx Smart Sprinkler actuating and spraying water.

The result is an accurate and precise sprinkler operating pattern surrounding the fire origin and wetting adjacent areas to prevent the fire from spreading, all while providing a quick and immediate response.

Sparx™ Smart Sprinklers communicate and work together to determine the best sprinklers to operate for achieving adequate suppression or extinguishment. The above image shows a surround an drown technique using the water spray to effectively quell the seat of the fire and prevent the fire from spreading outward. In this scenario only six sprinklers surrounding the fire operated.

Internal Verification and Validation Testing

As we continue to develop our base station technology and installation interface tool for sprinkler mapping, we are also working to conduct preliminary verification and validation testing on our fire sprinkler prototype. Our aim is to conduct comprehensive testing before submitting our product to third-party approval agencies for listing and approval. Third-party testing is crucial for the fire-sprinkler industry as it enables effective marketing of products, but it can also be costly. Thus, we seek to conduct as much preliminary testing as possible to identify and address any design changes before third-party testing, in order to streamline and expedite the listing or approval process.

We will be conducting various tests on our fire sprinkler prototype based on existing standards from third-party approval agencies, like UL or FM. Our internal testing program will include conducting spray testing to ensure our technology does not interfere with sprinkler spray patterns, mechanical testing like rough-usage tests, high-temperature exposure tests, vibration tests, corrosion tests and electrical testing including set-point accuracy tests, transient tests, dielectric voltage-withstand tests, and more. We will also plan to internally conduct small-scale fire tests to confirm our Sparx™ Smart Sprinkler System works as intended before we conduct large-scale fire tests at third-party testing bodies like UL or FM.

Third-Party Testing

To effectively market our products, third-party testing is necessary. UL and FM are two of the most common third-party entities in the United States that provide listing, approval, or certification services. UL is a reputable testing institute that is one of the largest public safety testing labs in the world, while FM also has an international reputation for testing and is well-regarded in the industry. In contrast to UL, FM is an insurance company that provides insurance coverage to customers that use products that they have approved or certified to their own testing standards.

Our initial objective is to obtain UL Listing to fill an industry gap for providing adequate and reasonable sprinkler protection in storage and warehousing applications. We would also like to obtain FM Approval for the Sparx™ Smart Sprinkler System, but we believe that there may be additional testing with FM due to our product’s novelty in the fire sprinkler industry. Our plan is to first work with UL to see how our product performs in large-scale testing, before working with FM on a test program for FM Approval. The third-party testing required for our product will most likely include mechanical and electrical testing, as well as large-scale fire testing.

Our product's first application will be focused on providing adequate suppression for a storage application that cannot be currently protected with reasonable water demand. We want to ensure that our first application for testing is in line with the fire protection requirements for the average clear heights of the current proposed industrial developments for storage and warehousing. We plan to allocate a significant portion of our funding towards conducting large-scale fire tests, which can be expensive due to the need for experienced personnel and state-of-the-art test labs that can handle fire hazards. Fire tests for high-storage heights must be conducted in at least three scenarios, as fires can originate directly under a single sprinkler head, between two sprinkler heads, or among four sprinkler heads. We estimate the cost of each large-scale fire test for high-storage heights to range anywhere from $250k to $1M.

Following a test program with UL, we may decide to pursue FM Approval so we can sell our products to more customers, conduct performance-based design solutions for individual customers, or work towards conquering other challenging fire suppression applications.

Commercial Scale Up and Revenue Stream

After successfully completing a comprehensive test program with a highly reputable third-party testing body, we aim to take our business to the next level by increasing our inventory and expanding our marketing efforts to reach storage and warehousing customers. Our marketing campaigns will highlight our advanced technology and will showcase the ease of use when implementing our products. We are also committed to establishing strong relationships with fire protection code consultants and engineers and sprinkler installation and service companies to ensure that our product is recognized as a top option in the market.

Our revenue streams will be predominately generated from the sale of, what we believe to be, our superior products that we anticipate offering. We also anticipate generating additional revenue from our innovative software-as-a-service (SaaS) tool.

Our primary revenue source will be our product revenue model, which is based on differentiating our products as specialty goods. Our target customers are warehouses and storage facilities with certain applications that require fire protection options beyond what traditional fire sprinklers can offer. Our goal is not to directly compete with traditional fire sprinkler protection, but to complement traditional fire sprinklers with, what we believe to be, our superior technology. This product revenue stream will provide the financial foundation to cover our expenses, invest in new products, and expand our business. By positioning our products as specialty goods, we can create a perception of high value and exclusivity among our customers, enabling us to charge premium prices. Additionally, our unique selling proposition of wireless, battery-powered electronic fire sprinkler technology that can interface with traditional fire sprinklers is not currently available in the market, reducing competition. We believe that the quality and performance of our products will lead to increased customer loyalty and distinctive brand identity due to their premium quality and their ability to adequately and reasonably provide protection in applications that are considered highly challenging for fire suppression.

Our company is also planning to offer specialized training services for companies that provide licensed inspection, testing, and maintenance services for fire protection systems. We understand the importance of ongoing maintenance and servicing for fire sprinkler systems, which is why we aim to guide these companies in the proper installation and servicing of our revolutionary Sparx™ Smart Sprinkler System. Our training program will provide us with indirect sales revenue by creating an ecosystem of knowledgeable and confident users who are more likely to recommend and promote the Sparx™ Smart Sprinkler System. It is crucial for those installing and servicing our system to have the knowledge and confidence necessary to ensure proper installation and functionality. Our training program will cover all aspects of installing and servicing our system, from basic installation and troubleshooting to more advanced maintenance and repair. As our customers become more proficient in using our products, they can also become advocates for it. This is particularly true in the fire protection industry where word-of-mouth recommendations can be critical to success. In addition, our training program can also help build trust and credibility with our customers. By investing in training and education, we are demonstrating a commitment to supporting our customers and ensuring their success with the Sparx™ Smart Sprinkler System. This can help to build long-term relationships with our customers and increase their loyalty to our brand. We believe that this will not only generate indirect sales for our company but will also enhance the quality of service provided to our customers, resulting in increased customer loyalty.

Our revenue stream also includes our subscription-based SaaS tool that offers customers the convenience of accessing our software application to monitor the health and status of their fire sprinkler system, wherever and whenever they need to. Additionally, our customers can choose to receive timely notifications via SMS or email alerts in case of any trouble, supervisory signals, or alarm conditions present in their system. This service is beneficial to customers to gain insight to their system whenever and wherever they want to, even if they are away from the warehouse. Regular inspection, testing, and maintenance is necessary for all fire sprinkler systems, and for electronic fire sprinkler systems, there may be additional requirements such as retrieving reports from the system to verify that sprinklers are detecting temperatures within a normal range. With the establishment of timely notifications for inspection, testing, and maintenance needs, building owners and warehouse maintenance managers can proactively manage the requirements for their fire sprinkler system, resulting in peace of mind that their fire sprinkler systems will perform when needed. Our SaaS tool can provide a predictable and steady revenue stream generated by recurring subscriptions and can help provide stability and predictability for our business over time.

Intellectual Property

Sparx Technologies, LLC filed a provisional patent application with a Serial No. 63/304,302 filed with the United States Patent Office (“USPTO”) on January 28, 2022, a utility patent application filed with the USPTO on January 20, 2023 with Serial No. 18/099,584, and an international application filed with the USPTO on January 23, 2023 with Serial No. PCT/US23/11314 intended to protect Sparx’s battery-powered wireless fire sprinkler technology. Sparx relies on a combination of patent, trademark, copyright, trade secret, and contractual protections to establish and protect its intellectual proprietary rights.

Sparx Technologies, LLC has also filed federal trademark registration applications in the U.S. for the SPARX word mark and logo covering use with our goods and services which are pending examination.

We believe it is important to our success that we:

•	Obtain and maintain patents and other legal protections covering our proprietary art, materials, technology, inventions, applications of such, and improvements we consider important to our business;

•	Prosecute our patent and trademark applications and enforce our intellectual property rights;
•	Preserve the confidentiality of our trade secrets; and
•	Operate without infringing the patents, trademarks or proprietary rights of third parties.

OUR APPROACH

We believe that there is a lot of room for innovation to meet the fire protection needs of today's modern businesses and building owners. The design of fire sprinklers has not changed significantly over the last fifty or so years and still consists of mostly simple mechanical components1  . Traditional sprinklers cultivated from 19th century science use the same physical element to detect fires as they do to cause water to flow. Traditional fire sprinklers can face many complications because the heat-sensitive operating element shares two important primary functions, fire detection and sprinkler actuation. If a fire starts near the ground under a storage rack in a tall warehouse, significant fire spread can occur by the time a fire is detected at the ceiling, where sprinklers are commonly located. A single sprinkler could operate and a phenomenon known as sprinkler skipping can occur that will cause sprinklers farther away from the fire origin to activate earlier than those that are closer and fire can continue to spread2. Our patent pending technology will allow for the decoupling of fire detection from sprinkler activation and will provide us with the ability to have greater control over sprinkler operations and respond to fires very early on in fire development. We believe that we can disrupt the fire sprinkler industry with our ability to leverage electronics and software in fire sprinkler system design by fundamentally changing the way the industry approaches fire suppression.

We intend to create a framework for fire protection that will allow for wireless communication and electronic detection and actuation of sprinklers. With this framework, we will be able to use the same basic hardware components, and program application-specific algorithms3 tailored to the building, environment, and the structure and commodities the system is designed to protect. Our advanced algorithms are computation instructions designed to regulate the sampling of sensor data by fire sprinklers and accurately detect the presence of fire. When a fire condition is detected, the algorithm automatically triggers the most optimal fire sprinklers to suppress that fire via software, resulting in effective and efficient fire suppression. Our framework will allow us to make minimal, non-invasive changes when applying our patent pending technology from one customer-specific application to the next, allowing us to formulate solutions for various highly challenging fires quickly and effectively. Having the ability to pull additional levers with software and algorithms will give us the edge we need to deliver where traditional sprinklers cannot. We will be able to use software to change the way sprinklers respond to fires without redesigning the physical components of the sprinkler itself. This flexibility and adaptability will give Sparx an advantage when it comes to making design changes and expanding our product offerings.

1Murphey, Dakota. “A History of Fire Sprinklers - IFSEC Global: Security and Fire News and Resources.” IFSEC Global | Security and Fire News and Resources. IFSEC Global | Security and Fire News and Resources, May 1, 2019. https://www.ifsecglobal.com/fire-news/a-history-of-fire-sprinklers/.

2Xin, Yibing. “SMART Sprinkler for Highly Challenging Fires.” SFPE Europe, Issue 20 (Q4 2020). https://www.sfpe.org/publications/sfpeeuropedigital/sfpeeurope20.

3Our application specific algorithms will contain a set of instructions that govern which sprinklers are needed for operation and when those sprinklers must operate in the event of a fire. The instructions may be different for various applications depending on factors like building layout, ceiling heights, commodity, how the commodity is stored, etc.

Employees

We have no contractual employees. Cassandra DeNunzio is our President, Secretary, Treasurer, and director. Jeffrey DeNunzio is also a director. Jeffrey DeNunzio works full time as a business consultant.

Ms. DeNunzio works full time for Sparx Technologies, LLC, a Wyoming limited liability company and us. Ms. DeNunzio solely owns Sparx Technologies, LLC. Ms. DeNunzio has the flexibility to further our business plan and develop new generation fire suppression technology.

We do not presently have pension, health, annuity, insurance, stock options, profit sharing, or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to our officer and directors.

USE OF PROCEEDS

Our offering is being made on a self-underwritten and direct public offering basis: no minimum number of shares must be sold in order for the offering to proceed. The following table sets forth the uses of proceeds based on the fixed offering price of $0.02 per if 25%, 50%, 75%, and 100% of the maximum amount of common shares registered in the offering (100,000,000) are sold resulting in 70% of gross proceeds received by the Company.

There is no assurance that we will sell any shares or raise the maximum offering proceeds as anticipated.

If 100,000,000 shares (100%) are sold:

Next 12 months

Planned Actions	Estimated Cost to Complete
System Prototype Builds	$50,000
Further Patent and Trademark Filings	$10,000
Design Verification and Validation Testing	$75,000
Third-Party Testing	$750,000
Production and Inventory	$175,000
Other Expenses / Working Capital	$50,000
Salaries, General Admin, & Professional Fees	$200,000
Marketing & Advertising	$90,000
TOTAL	$1,400,000

If 75,000,000 shares (75%) are sold:

Next 12 months

Planned Actions	Estimated Cost to Complete
System Prototype Builds	$50,000
Further Patent and Trademark Filings	$10,000
Design Verification and Validation Testing	$60,000
Third-Party Testing	$600,000
Production and Inventory	$50,000
Other Expenses / Working Capital	$30,000
Salaries, General Admin, & Professional Fees	$200,000
Marketing & Advertising	$50,000
TOTAL	$1,050,000

If 50,000,000 shares (50%) are sold:

Next 12 months

Planned Actions	Estimated Cost to Complete
System Prototype Builds	$50,000
Further Patent and Trademark Filings	$10,000
Design Verification and Validation Testing	$60,000
Third-Party Testing	$300,000
Production and Inventory	$30,000
Other Expenses / Working Capital	$20,000
Salaries, General Admin, & Professional Fees	$200,000
Marketing & Advertising	$30,000
TOTAL	$700,000

If 25,000,000 shares (25%) are sold:

Next 12 months

Planned Actions	Estimated Cost to Complete
System Prototype Builds	$40,000
Further Patent and Trademark Filings	$10,000
Design Verification and Validation Testing	$30,000
Third-Party Testing	$50,000
Production and Inventory	$10,000
Other Expenses / Working Capital	$5,000
Salaries, General Admin, & Professional Fees	$200,000
Marketing & Advertising	$5,000
TOTAL	$350,000

The above figures represent only estimated costs for the next 12 months.

DETERMINATION OF OFFERING PRICE

Our Common Stock is currently quoted on the OTC Markets Group Inc.’s Pink® Open Market. Our ticker symbol is SHGI. There is a limited established market for our stock. The offering price of the shares has been determined arbitrarily by us. The price does not bear any relationship to our assets, book value, earnings, or other established criteria for valuing a privately held company. In determining the number of shares to be offered and the offering price, we took into consideration our capital structure and the amount of money we would need to implement our business plans. Accordingly, the offering price should not be considered an indication of the actual value of our securities.

There is no assurance that our common stock will trade at market prices in excess of our offering price as prices for the common stock in any public market which may or may not develop further will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the common stock, investor perception of us and general economic and market conditions.

DILUTION

Purchasers of our common stock in this Offering will experience an immediate dilution of net tangible book value per share from the public offering price. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of shares of common stock and the net tangible book value per share immediately after this Offering.

The following table illustrates the dilution to the purchasers of the common stock sold in this offering based on the fixed offering price of $0.02 per share if 100%, 50% and 25% of the maximum number of shares (100,000,000) offered are sold by us and the Selling Stockholders. The tables below take into consideration the fact that the Company is to receive 70% of the gross proceeds from this Offering. It should be noted however, that a selling stockholder may elect to allocate proceeds set aside for their own account to that of the Company, resulting in amount greater than 70% being held for the benefit of the Company.

The values in the table immediately following are rounded to the nearest thousandths place.

	(25% of the shares are sold in the offering)	(50% of the shares are sold in the offering)	(100% of shares are sold in the offering)
Offering Price Per Share	$0.020	$0.020	$0.020
Book Value Per Share Before the Offering	$0.000	$0.000	$0.000
Book Value Per Share After the Offering	$0.001	$0.002	$0.004
Net Increase to Original Shareholder	$0.001	$0.002	$0.004
Decrease in Investment to New Shareholders	$0.019	$0.018	$0.016
Dilution to New Shareholders (%)	95.00%	90.00%	80%

Net Value Calculation

If 100% of the shares in the offering are sold

Numerator:
Net tangible book value before the offering	$0
Net proceeds from this offering	1,400,000
$1,400,000
Denominator:
Shares of common stock outstanding prior to this offering	278,825,031
Shares of common stock to be sold in this offering offered by the Company & Selling Stockholders (100%)	100,000,000
378,825,031

Net Value Calculation

If 50% of the shares in the offering are sold

Numerator:
Net tangible book value before the offering	$0
Net proceeds from this offering	700,000
$700,000
Denominator:
Shares of common stock outstanding prior to this offering	278,825,031
Shares of common stock to be sold in this offering offered by the Company & Selling Stockholders (50%)	50,000,000
328,825,031

Net Value Calculation

If 25% of the shares in the offering are sold

Numerator:
Net tangible book value before the offering	$0
Net proceeds from this offering	350,000
$350,000
Denominator:
Shares of common stock outstanding prior to this offering	278,825,031
Shares of common stock to be sold in this offering by the Company and Selling Stockholders (25%)	25,000,000
303,825,031

PLAN OF DISTRIBUTION

We and the Selling Stockholders are together offering a maximum of 100,000,000 shares of Common Stock in this Offering at a fixed purchase price of $0.02 per share. Our portion of the Maximum Offering consists of 70,000,000 shares. The Selling Stockholders are offering up to a maximum of 30,000,000 shares of our Common Stock that they own.

A selling stockholder may elect to allocate proceeds set aside for their own account to that of the Company, resulting in amount greater than 70% being held for the benefit of the Company. If this is to occur, the Company will reimburse the selling stockholder for any commissions and discounts, if any, that may be attributable to those sales of shares that they would have otherwise been the beneficiary of.

Our Common Stock offered through this offering is being made by our officers/directors and Selling Stockholders through a direct public offering. Our Common Stock may be sold or distributed from time to time by our officers/directors and Selling Stockholders or directly to one or more purchasers utilizing general solicitation through the internet, social media, and any other means of widespread communication notwithstanding the Company may also use crowdfunding sites, brokers, dealers, or underwriters who may act solely as agents at a price of $0.02 per share. The sale of our common stock offered by us through this offering may be effected by one or more of the following methods: internet, social media, and any other means of widespread communication including but not limited to crowdfunding sites, ordinary brokers’ transactions; transactions involving cross or block trades; through brokers, dealers, or underwriters who may act solely as agents; in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents; in privately negotiated transactions; or any combination of the foregoing. We or our Selling Stockholders may also sell shares of Common Stock under Rule 144 promulgated under the Securities Act, if available, rather than under this offering statement. In addition, we may transfer the shares of our common stock by other means not described in this offering statement. Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the Company and/or purchasers of the common stock for whom the broker-dealers may act as agent.

The Company may close on investments on a “rolling” basis (so not all investors will receive their common shares on the same date). Investors may subscribe by tendering funds by check, wire transfer, credit or debit card or ACH transfer to an account controlled by the Company until the Company has accepted the investor’s subscription. Upon closing, funds tendered by investors will be made available to the Company and its Selling Stockholders. The Company and Selling Stockholders have the right to refuse to sell the securities to any prospective investor or for any reason in its sole discretion, including, without limitation, if such prospective investor does not promptly supply all information requested by the company in connection with such prospective investor subscription. In addition, in the company’s sole discretion, it may establish a limit on the purchase of Series Interests by particular prospective investors.

Selling Stockholders

We are qualifying the sale of shares of our common stock by the Selling Stockholders named herein. The selling stockholders may make offers and sales of their shares of up to 30% of the gross proceeds from this Offering, or up to $600,000 if maximum gross proceeds from the Primary Offering are attained. The gross proceeds of this Offering will therefore be split between the Company and the Selling Stockholders on a pro-rata basis 70% to 30%. At each closing in which the Selling Stockholders are participating, the Selling Stockholders will be able to sell 30% of all shares offered up to the total offering amount (as set forth in the table in the section entitled “Selling Stockholders”) of the number of securities being issued to investors. For example, if the Company holds a closing for $1,000,000 in gross proceeds, the Company will issue shares and receive gross proceeds of $700,000 while the Selling Stockholders may receive up to $300,000 in gross proceeds and will transfer the shares purchased from them as of that closing to investors in this Offering. The Selling Stockholders will not offer fractional shares and the shares represented by the Selling Stockholders’ portion will be determined by rounding up to the nearest whole share.

The Company has 278,825,031 shares of common stock issued and outstanding as of the date of this offering circular. The Company and Selling Stockholders are registering an amount of shares of its common stock for sale not to exceed $2,000,000 at the fixed price of $0.02 per share.

There is no arrangement to address the possible effect of the offering on the price of our stock as quoted on the OTC Markets Group Inc.’s Pink® Open Market.

In connection with the Company’s selling efforts in the offering, our officers/directors will not register as a broker-dealer pursuant to Section 15 of the Exchange Act, but rather will rely upon the “safe harbor” provisions of SEC Rule 3a4-1, promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. Our officers/directors are not subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. Cassandra DeNunzio nor Jeffrey DeNunzio will not be compensated in connection with his participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. Ms. DeNunzio and Mr. DeNunzio are not, nor have they been within the past 12 months, a broker or dealer, and they are not, nor have been within the past 12 months, an associated person of a broker or dealer. At the end of the offering, Ms. DeNunzio and Mr. DeNunzio will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities. Ms. DeNunzio and Mr. DeNunzio will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii).

The Company will receive 70% of the net proceeds from the sale of the common shares being offered on behalf of the Company. The price per share will be fixed at $0.02 for the duration of this offering unless otherwise amended. The Selling Stockholders will receive 30% of the net proceeds from the sale of their common shares being offered on behalf of the Selling Stockholders.

Investor Funds

Investor funds will be held by us pending a closing or the termination of the offering. All subscribers will be instructed by us or our agents to transfer funds by wire, credit or debit card, or ACH transfer directly to the Company. The Company may commingle investor funds by and between the Company and Selling Stockholders. Funds received by us will be applied to the Company or Selling Shareholders.

In addition, and without limiting the foregoing, the Company will be subject to applicable provisions, rules and regulations under the Exchange Act with regard to security transactions during the period of time when this Offering Statement is effective.

Procedures for Subscribing

• Investor registers on our website and submits their personal information.

• Investor submits the amount of money they would like to invest and the corresponding number of shares they would like to purchase.

• Investor is sent a subscription agreement to sign via DocuSign.

• Investor signs the subscription agreement and is directed to payment via ACH or credit/debit card. The maximum payment allowed for credit cards is $5,000 unless otherwise waived by the Company. If an investor would prefer to pay via wire transfer, they will be directed to email us for wire transfer instructions.

Our transfer agent will deliver account summary directly to the purchasers for sale of shares held in book entry approximately within ten (10) business days of the close of the offering. All shares will be issued to investors in this offering in book entry form.

Right to Reject Subscriptions

We and the Selling Stockholers may terminate this offering at any time for any reason at our sole discretion. Investors should understand that acceptance of their funds by us does not necessarily result in their receiving shares; funds received by us may be returned. We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned promptly by us to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected by us with notification via electronic email within two business days after we receive subscription agreement and funds.

DESCRIPTION OF SECURITIES

The aggregate number of shares which this Corporation shall have authority to issue is: Five Hundred and Five Million (505,000,000) shares of $0.0001 par value each, which Five Hundred Million (500,000,000) shares shall be designated "Common Stock"; and Five Million (5,000,000) shares of $0.0001 par value each, which shares shall be designated "Preferred Stock". The Board of Directors is hereby vested with authority to fix by resolution or resolutions the designations and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation the dividend rate, conversion or exchange rights, redemption price and liquidation preference, of any series of shares of Preferred Stock, and to fix the number of shares constituting any such series, and to increase or decrease the number of shares of any such series (but not below the number of shares thereof then outstanding). In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution or resolutions originally fixing the number of shares of such series. All shares of any one series shall be alike in every particular except as otherwise provided by these Articles of Incorporation or the Nevada Business Corporation Act. No holder of any shares of the Corporation, whether now or hereafter authorized, shall have any preemptive or preferential right to acquire any shares or securities of the Corporation, including shares or securities held in the treasury of the Corporation.

Common Stock

The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends of such times and in such amounts as the board from time to time may determine. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. We have cumulative voting for the election of directors then standing for election. The Common Stock is not entitled to pre-emptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of our company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock after payment of liquidation preferences, if any, on any outstanding payment of other claims of creditors. We have no shares of common stock issued and outstanding.

Preferred Stock

We have no shares of preferred stock issued and outstanding.

Options and Warrants

None.

Convertible Notes

None.

Dividend Policy

We have not paid any cash dividends to shareholders. The declaration of any future cash dividends is at the discretion of our board of directors and depends upon our earnings, if any, our capital requirements and financial position, general economic conditions, and other pertinent conditions.  It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Transfer Agent

Equiniti Trust Company is our transfer agent. Their address is 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120.

Penny Stock Regulation

We trade in the OTC MarketPlace under the ticker symbol SHGI and are subject to penny stock regulation. The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. Such securities are subject to rules that impose additional sales practice requirements on broker-dealers who sell them. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As the Shares immediately following this Offering will likely be subject to such penny stock rules, purchasers in this Offering will in all likelihood find it more difficult to sell their Shares in the secondary market.

INTERESTS OF NAMED EXPERTS AND COUNSEL

The validity of the shares of common stock offered hereby will be passed upon for us by Carl Ranno, attorney at law.

The financial statements included in this offering circular and the offering statement have been audited and reviewed by BF Borgers CPA PC, certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and in the offering statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

REPORTS TO SECURITIES HOLDERS

We will continue to make our financial information equally available to any interested parties or investors through compliance with the disclosure rules of Regulation S-K for a smaller reporting company under the Securities Exchange Act. In addition, we will file Form 8-K and other proxy and information statements from time to time as required. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

DESCRIPTION OF FACILITIES

At this time our office space is provided to us rent free by our directors. Our mailing address is 780 Reservoir Avenue, #123, Cranston, RI 02910.

LEGAL PROCEEDINGS

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions.

PATENTS AND TRADEMARKS

We license from Sparx Technologies, LLC a provisional patent application with a Serial No. 63/304,302 filed with the United States Patent Office (“USPTO”) on January 28, 2022, relating to the fire protection industry and particularly a commercially available battery-operated wireless electronic fire sprinkler network. On January 20, 2023, Sparx Technologies, LLC filed a utility patent application with the USPTO under 35 USC 111(a) for a Mesh Network Fire Suppression System and Associated Methods with Serial No. 18/099,584. In addition, an international patent application (PCT) was also filed with the USPTO on January 23, 2023, resulting in international patent pending status. An international application Serial No. PCT/US23/11314 was issued by the USPTO. On September 19, 2022, Sparx Technologies, LLC filed Trademark Applications with the USPTO to register our brand name “SPARX” and Sparx design logo.

We do not own, either legally or beneficially, any patents, trademarks, or any intellectual property.

DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Biographical information regarding the officers and Directors of the Company, who will continue to serve as officers and Directors of the Company are provided below:

Name	Age	Position
Cassandra DeNunzio	30	Chief Financial Officer, Chief Financial Officer, President, Secretary, Treasurer and Director [1]
Jeffrey DeNunzio	32	Director [2]

1 Ms. Cassandra DeNunzio was appointed Director on May 18, 2022. She also serves as our Chief Financial Officer, Chief Financial Officer, President, Secretary, and Treasurer.

2 Mr. Jeffrey DeNunzio is a Director of the Company.

Ms. Cassandra DeNunzio, age 30, attended the University of New Hampshire on a full merit-based scholarship and graduated Summa cum Laude with her Bachelor of Science Degree in Electrical Engineering (BSEE) in 2014. In 2016, she received her Master of Science Degree in Electrical Engineering (MSEE) from Columbia University in the City of New York, and in 2019 she received her Master of Business Administration (MBA) Degree from Arkansas State University. In February of 2016, she took a position as an Electrical Engineer for Johnson Controls International Plc (JCI), formerly Tyco Fire Protection Products. During her tenure at JCI, Ms. DeNunzio designed and developed new technology products, worked alongside approval agencies to test ground-breaking ideas, and assisted customers in implementing solutions. Her accolades include presenting and winning awards for her works at internal research conferences and receiving recognition as an inventor on numerous   patent applications filed with the United States Patent and Trademark Office (USPTO). Ms. DeNunzio left her position at JCI in October of 2020 and worked for Science Applications International Corporation (SAIC) as a defense contractor. She held the position of Senior Electrical Engineer for SAIC for about 9 months while working on projects and contracts for the U.S. Navy. On August 22, 2021, Ms. DeNunzio founded Sparx Technologies, LLC, an emerging fire protection technology company committed to developing innovative products to protect businesses and building owners against highly challenging fires. Ms. DeNunzio filed a provisional patent application on January 28, 2022 with Sparx Technologies, LLC to protect the company's commercial vision to employ software and electronics in fire sprinkler design.

Mr. Jeffrey DeNunzio, age 32, graduated Cum Laude from Roger Williams University in 2012, with a double major in Legal Studies and Psychology. Prior to his graduation, and to the present day, he has acted as a research specialist and consultant for numerous publicly traded companies as well as private developmental stage companies. His experience spans from small start up stage companies, to multi million dollar publicly listed companies. His business acumen and customized consultation strategies have spanned across various industries, including, but not limited to, hemp, crypto currency, real estate and healthcare. He has resurrected defunct corporate charters, originated Form 10 Shell Companies, written and filed S-1 Registration Statements, Form 1-A Registration Statements and also prepared the ongoing SEC filings necessary for companies to remain in good standing with the Securities and Exchange Commission. Mr. DeNunzio has vast experience in corporate structuring, reverse triangular mergers and spearheading the business operations and trading processes of various companies of both domestic and foreign origin.

 From 2012 to Present, Mr. DeNunzio has served as President of V Financial Group, Inc. where he assists issuers with edgarization services and various related consulting services.

Mr. DeNunzio also served as the sole officer and Director Better For You Wellness, Inc., formerly known as, Fast Track Solutions, Inc., from December 1, 2020 through July 30, 2021. Additionally, he served as sole officer and Director of Dr. Foods, Inc., formerly known as, Catapult Solutions, Inc., from February 26, 2021 through July 23, 2022.

Corporate Governance

The Company promotes accountability for adherence to honest and ethical conduct; endeavors to provide full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with the Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company; and strives to be compliant with applicable governmental laws, rules and regulations. The Company has not formally adopted a written code of business conduct and ethics that governs the Company’s employees, officers and Directors as the Company is not required to do so.

In lieu of an Audit Committee, the Company’s Board of Directors, is responsible for reviewing and making recommendations concerning the selection of outside auditors, reviewing the scope, results and effectiveness of the annual audit of the Company's financial statements and other services provided by the Company’s independent public accountants. The Board of Directors, the Chief Executive Officer and the Chief Financial Officer of the Company review the Company's internal accounting controls, practices and policies.

Family Relationships

Jeffrey DeNunzio and Cassandra DeNunzio are siblings.

Director Independence

We do not have any independent directors.

Committees of the Board of Directors

Our Board does not have any committees, as companies whose securities are not traded on a national exchange are not required to have Board committees. However, at such time in the future that we appoint independent directors on our Board, we expect to form the appropriate Board committees and identity an audit committee financial expert. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board.

Director Nominations

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for Board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the Board.

Board Oversight

Our management is responsible for managing risk and bringing the most material risks facing the Company to the Board’s attention. Because we do not yet have separately designated committees, the entire Board has oversight responsibility for the processes established to report and monitor material risks applicable to the Company relating to (1) the integrity of the Company’s financial statements and review and approve the performance of the Company’s internal audit function and independent accountants, (2) succession planning and risk related to the attraction and retention of talent and to the design of compensation programs and arrangements, and (3) monitoring the design and administration of the Company’s compensation programs to ensure that they incentivize strong individual and group performance and include appropriate safeguards to avoid unintended or excessive risk taking by Company employees.

Board Diversity

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our Board members, as well as a particular nominee’s contributions to that mix. Although there are many other factors, the Board seeks individuals with industry knowledge and experience, senior executive business experience, and legal and accounting skills.

Committees of the Board

Our Company currently does not have nominating, compensation, or audit committees or committees performing similar functions nor does our Company have a written nominating, compensation or audit committee charter. Our sole Director believes that it is not necessary to have such committees, at this time, because the Director(s) can adequately perform the functions of such committees.

Audit Committee Financial Expert

Our sole Director has determined that we do not have a board member that qualifies as an “audit committee financial expert” as defined in Item 407(D)(5) of Regulation S-K, nor do we have a Board member that qualifies as “independent” as the term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(14) of the FINRA Rules.

We believe that the sole Director is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. The sole Director of the Company does not believe that it is necessary to have an audit committee because management believes that the Board of Directors can adequately perform the functions of an audit committee. In addition, we believe that retaining an independent Director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the stage of our development and the fact that we have not generated any positive cash flows from operations to date.

Involvement in Certain Legal Proceedings

Our Director and our Executive officers have not been involved in any of the following events during the past ten years:

1.	bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
3.	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities; or
4.	being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.
5.	Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;
6.	Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;
7.	Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:(i) Any Federal or State securities or commodities law or regulation; or(ii) Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or(iii) Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
8.	Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Independence of Directors

We are not required to have independent members of our Board of Directors, and do not anticipate having independent Directors until such time as we are required to do so.

Code of Ethics

We have not adopted a formal Code of Ethics. The Board of Directors evaluated the business of the Company and the number of employees and determined that since the business is operated by a small number of persons, general rules of fiduciary duty and federal and state criminal, business conduct and securities laws are adequate ethical guidelines. In the event our operations, employees and/or Directors expand in the future, we may take actions to adopt a formal Code of Ethics.

Shareholder Proposals

Our Company does not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for Directors. The Board of Directors believes that, given the stage of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. Our Company does not currently have any specific or minimum criteria for the election of nominees to the Board of Directors and we do not have any specific process or procedure for evaluating such nominees. The Board of Directors will assess all candidates, whether submitted by management or shareholders, and make recommendations for election or appointment.

A shareholder who wishes to communicate with our Board of Directors may do so by directing a written request addressed to our President, at the address appearing on the first page of this Information Statement.

EXECUTIVE COMPENSATION

Our directors did not receive any cash compensation since inception. In partial consideration for the exclusive license granted by Sparx Technologies, LLC to the Company, the Company paid Sparx Holdings, LLC, a limited liability company, controlled and solely owned by Ms. DeNunzio, a non-refundable license fee upon execution of patent license agreement in the amount of One Hundred Million (100,000,000) shares of the Company’s common stock with a par value of $0.0001. There is no option or non-cash compensation plan at this time.

The following table sets forth the compensation of the Company's sole executive officer since inception June 30, 2021, through today.

Name	Year	Salary	Bonus	Stock Award(s)	Option| Awards	All Other Compensation	Total
Jeffrey DeNunzio, Director	2022	None	None	None	None	None	None
Cassandra DeNunzio, CEO and Director[1]	2022	None	None	$10,000	None	None	$10,000
Jeffrey DeNunzio, CEO and Director	2021	None	None	None	None	None	None

1) Cassandra Denunzio is deemed to be the indirect beneficial owner of 100,000,000 common shares issued by us with a par value of $0.0001 on August 29, 2022, to Sparx Holdings, LLC.

Summary of Compensation

Stock Option Grants

We have not granted any stock options to our executive officer(s) since our incorporation.

Employment Agreements

We do not have an employment or consulting agreements with any officers or Directors.

Compensation Discussion and Analysis

Director Compensation

Our Board of Directors does not currently receive any consideration for their services as members of the Board of Directors. The Board of Directors reserves the right in the future to award the members of the Board of Directors cash or stock based consideration for their services to the Company, which awards, if granted shall be in the sole determination of the Board of Directors.

Executive Compensation Philosophy

Our Board of Directors determines the compensation given to our executive officers in their sole determination. Our Board of Directors reserves the right to pay our executive or any future executives a salary, and/or issue them shares of common stock issued in consideration for services rendered and/or to award incentive bonuses which are linked to our performance, as well as to the individual executive officer’s performance. This package may also include long-term stock based compensation to certain executives, which is intended to align the performance of our executives with our long-term business strategies. Additionally, while our Board of Directors has not granted any performance base stock options to date, the Board of Directors reserves the right to grant such options in the future, if the Board in its sole determination believes such grants would be in the best interests of the Company.

Incentive Bonus

The Board of Directors may grant incentive bonuses to our executive officer and/or future executive officers in its sole discretion, if the Board of Directors believes such bonuses are in the Company’s best interest, after analyzing our current business objectives and growth, if any, and the amount of revenue we are able to generate each month, which revenue is a direct result of the actions and ability of such executives.

Long-term, Stock Based Compensation

In order to attract, retain and motivate executive talent necessary to support the Company’s long-term business strategy we may award our executive and any future executives with long-term, stock-based compensation in the future, at the sole discretion of our Board of Directors, which we do not currently have any immediate plans to award.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as to 278,825,031 shares of our common stock issued, outstanding, and beneficially owned as of May 11, 2023 by (i) each person known to us to be the beneficial owner of more than 5% of our common equity; (ii) each Director; (iii) each Executive Officer; and (iv) all of our Directors and Executive Officers as a group. Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of common equity shown as beneficially owned by them. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, which generally means that shares subject to options currently exercisable or exercisable within 60 days of the date hereof are considered to be beneficially owned, including for the purpose of computing the percentage ownership of the person holding such options, but are not considered outstanding when computing the percentage ownership of each other person.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (Common Shares)	Approximate Percentage of Class (Common)	Amount and Nature of Beneficial Ownership (Preferred Shares)	Approximate Percentage of Class (Preferred)	Approximate Total Voting Percentage

Officers and Directors					-
Jeffrey DeNunzio (1)	17,500	0.0001%	-	-	-
Cassandra DeNunzio (2)	100,000	0.0004%	-	-	-
5% or Greater Shareholders
NVC Holdings, LLC (3)	150,000,000	53.81%	-	-	53.81%
Sparx Holdings, LLC(4)	100,000,000	35.87%	-	-	35.87%
Thomas DeNunzio(5)	35,804.0001%				-
Total Voting Percentage (5% or greater shareholders and Officers/ Directors as a group)	250,153,304	89.74%	-	-	89.74%
_________________________________________

(1) Jeffrey DeNunzio serves as our Director. Jeffrey DeNunzio directly owns 17,500 shares of our Common Stock. These shares were acquired in open market transactions. Mr. T. DeNunzio indirectly owns 75,035,804 shares of our common stock by and through NVC Holdings, LLC, a Wyoming Limited Liability Company owned and controlled equitably by his father Thomas DeNunzio and himself. Mr. J. DeNunzio is deemed to be the beneficial owner of these shares held by NVC Holdings, LLC.

(2) Ms. Cassandra DeNunzio serves as our Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director. Ms. DeNunzio directly owns 100,000 shares of our Common Stock. These shares were acquired in open market transactions. Ms. DeNunzio indirectly owns 100,000,000 shares of our common stock by and through Sparx Holdings, LLC, a Wyoming Limited Liability Company owned and controlled solely by Ms. DeNunzio. Ms. DeNunzio is deemed to be the beneficial owner of shares held by Sparx Holdings, LLC.

(3) NVC Holdings, LLC, is the direct and beneficial owner of 150,000,000 shares of our Common Stock.

(4) Sparx Holdings, LLC, is the direct and beneficial owner of 100,000,000 shares of our Common Stock.

(5) Mr. Thomas DeNunzio directly owns 35,804 shares of our common stock that were purchased in open market transactions. Mr. T. DeNunzio indirectly owns 75,035,804 shares of our common stock by and through NVC Holdings, LLC, a Wyoming Limited Liability Company owned and controlled equitably by his son Jeffrey DeNunzio and himself. Mr. T. DeNunzio is deemed to be the beneficial owner of these shares held by NVC Holdings, LLC.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On August 29, 2022, we entered into and consummated a Patent License Agreement (“Agreement”) with Sparx Technologies, LLC, a limited liability company (“Licensor”). Licensor is solely owned and controlled by Ms. Cassandra DeNunzio, our CEO and director. In partial consideration for the exclusive license granted by Licensor to the Company, the Company paid Sparx Holdings, LLC, a limited liability company, controlled and solely owned by Ms. DeNunzio, a non-refundable license fee upon execution of the Agreement in the amount of One Hundred Million shares (100,000,000) of the Company’s common stock.

The Company’s director, Jeffrey DeNunzio, paid expenses on behalf of the company totaling $6,829 during the period ended December 31, 2022.

The Company’s director, Jeffrey DeNunzio, paid expenses on behalf of the company totaling $9,453 during the period ended June 30, 2022.

The Company’s director, Jeffrey DeNunzio, paid expenses on behalf of the company totaling $960 during the period ended June 30, 2021.

At this time our office space is provided to us rent free by our directors.

Director Independence

Currently, the Company does not have any independent directors. Since the Company’s Common Stock is not currently listed on a national securities exchange, we have used the definition of “independence” of the NASDAQ Stock Market to make this determination.

Under NASDAQ Listing Rule 5605(a)(2), an "independent director" is a "person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director."

We do not currently have a separately designated audit, nominating or compensation committee.  However, we do intend to comply with the independent director and committee composition requirements in the future.

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, we have not adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with our executive officer(s), Director(s) and significant stockholders. We intend to establish formal policies and procedures in the future, once we have sufficient resources and have appointed additional Directors, so that such transactions will be subject to the review, approval or ratification of our Board of Directors, or an appropriate committee thereof. On a moving forward basis, our Directors will continue to approve any related party transaction.

FINANCIAL STATEMENTS AND EXHIBITS

sparx holdings group, Inc.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm (PCAOB Firm ID 5041)	F2

Audited Financial Statements:

Balance Sheets as of June 30, 2022, and June 30, 2021 (Inception).	F3

Statement of Operations for the Periods Ended June 30, 2022, and June 30, 2021.	F4

Statement of Changes in Stockholders’ Deficit for the Periods Ended June 30, 2022, and June 30, 2021.	F5

Statement of Cash Flows for the Periods ended June 30, 2022, and June 30, 2021.	F6

Notes to Audited Financial Statements	F7-F8

Interim Unaudited Financial Statements

Balance Sheets as of December 31, 2022 and June 30, 2022.	F-9

Statement of Operations for the Three and Six Months ended December 31, 2022 and December 31, 2021.	F-10

Statement of Changes in Stockholders’ Deficit for the Six Months December 31, 2022 and December 31, 2021.	F-11

Statement of Cash Flows for the Six Months ended December 31, 2022 and December 31, 2021.	F-12

Notes to Unaudited Financial Statements	F-13-F-15

- F1 -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Sparx Holdings Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Sparx Holdings Group, Inc. as of June 30, 2022 and 2021, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC

BF Borgers CPA PC

We have served as the Company's auditor since 2021

Lakewood, CO

July 31, 2022

- F2 -

Sparx Holdings Group, Inc.

Formerly Known as Prime Time Holdings, Inc.

Balance Sheet

(Audited)

	June 30, 2022	June 30, 2021

TOTAL ASSETS	$-	$-

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accrued Expenses	$-	$3,750

TOTAL LIABILITIES	$-	$3,750

Stockholders’ Equity (Deficit)
Preferred stock ($0.0001 par value, 5,000,000 shares authorized; none issued and outstanding as of June 30, 2022 and June 30, 2021)	-	-

Common stock ($0.0001 par value, 200,000,000 shares authorized, 178,750,031 and 0 issued and outstanding as of June 30, 2022 and June 30, 2021,respectively)	17,875	-
Additional paid-in capital	(7,422)	960
Accumulated deficit	(10,453)	(4,710)
Total Stockholders’ Equity (Deficit)	-	(3,750)

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY (DEFICIT)	$-	$-

The accompanying notes are an integral part of these financial statements.

- F3 -

Sparx Holdings Group, Inc.

Formerly Known as Prime Time Holdings, Inc.

Statements of Operations

(Audited)

	Year Ended June 30, 2022	For the Period June 30, 2021 (Inception) to June 30, 2021

Operating expenses

General and administrative expenses	$5,743	$4,710
Total operating expenses	5,743	4,710

Net loss	$(5,743)	$(4,710)

Basic and Diluted net loss per common share	$(0.00)	$-

Weighted average number of common shares outstanding - Basic and Diluted	178,750,031	-

The accompanying notes are an integral part of these financial statements.

- F4 -

Sparx Holdings Group, Inc.

Formerly Known as Prime Time Holdings, Inc.

Statement of Changes in Stockholders' Deficit

For the Period June 30, 2021 (Inception) to June 30, 2022

(Audited)

	Common Shares	Par Value Common Shares	Additional Paid-in Capital	Accumulated Deficit	Total

Balances, June 30, 2021	-	$-	$960	$(4,710)	$(3,750)
Common shares issued in reorganization	178,750,031	17,875	(17,875)	-	-
Expenses paid on behalf of the Company and contributed to capital	-	-	9,493	-	9,493
Net loss	-	-		(5,743)	(5,743)
Balances, June 30, 2022	$178,750,031	$17,875	$(7,422)	$(10,453)	$-

The accompanying notes are an integral part of these financial statements.

- F5 -

Sparx Holdings Group, Inc.

Formerly Known as Prime Time Holdings, Inc.

Statements of Cash Flows

(Audited)

	Year Ended June 30, 2022	For the Period June 30, 2021 (Inception) to June 30, 2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(5,743)	$(4,710)
Adjustment to reconcile net loss to net cash used in operating activities:
Expenses contributed to capital	9,493	960
Changes in current assets and liabilities:
Accrued expenses	(3,750)	3,750
Net cash used in operating activities	-	-

Net change in cash	$-	$-
Beginning cash balance	-	-
Ending cash balance	$-	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$-	$-
Income taxes paid	$-	$-

The accompanying notes are an integral part of these financial statements.

- F6 -

Sparx Holdings Group, Inc.

Formerly Known as Prime Time Holdings, Inc.

Notes to the Audited Financial Statements

Note 1 - Organization and Description of Business

The Company was originally incorporated on June 30, 2021 in the State of Nevada with the name, “Prime Time Holdings, Inc.”

On June 30, 2021, Mr. Jeffrey DeNunzio was appointed Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director of the Company.

On September 14, 2021, the Company entered into an “Agreement and Plan of Merger”, whereas it agreed to, and subsequently participated in, a Nevada holding company reorganization pursuant to NRS 92A.180, NRS 92A.200, NRS 92A.230 and NRS 92A.250 (“Reorganization”). The constituent corporations in the Reorganization were China Shouguan Investment Holding Group Corp. (“CHSO” or “Predecessor”), Sparx Holdings Group, Inc., FKA “Prime Time Holdings, Inc.” (“Successor”), and Prime Time Merger Sub, Inc. (“Merger Sub”). Our director is, and was, the sole director/officer of each constituent corporation in the Reorganization.

Prime Time Holdings, Inc. issued 1,000 common shares of its common stock to Predecessor and Merger Sub issued 1,000 shares of its common stock to Prime Time Holdings, Inc. immediately prior to the Reorganization. As such, immediately prior to the merger, Prime Time Holdings, Inc. became a wholly owned direct subsidiary of China Shouguan Investment Holding Group Corp and Merger Sub became a wholly owned and direct subsidiary of Prime Time Holdings, Inc.

Pursuant to the above, on September 15, 2021, Prime Time Holdings, Inc. filed Articles of Merger with the Nevada Secretary of State. The merger became effective on September 17, 2021 at 9:00 AM PST (“Effective Time”). At the Effective Time, Predecessor was merged with and into Merger Sub (the “Merger), and Predecessor became the surviving corporation. Each share of Predecessor common stock issued and outstanding immediately prior to the Effective Time was converted into one validly issued, fully paid and non-assessable share of Prime Time Holdings, Inc.’s (“Successors”) common stock.

At the Effective Time, Prime Time Holdings, Inc., as successor issuer to China Shouguan Investment Holding Group Corp. continued to trade in the OTC MarketPlace under the previous ticker symbol “CHSO” until the new ticker symbol “PRTM” for the Company was released into the OTC MarketPlace on September 21, 2021. The Company was given a new CUSIP Number by CUSIP Global Services for its common stock of 74167E103.

On September 17, 2021, after the completion of the Holding Company Reorganization, we cancelled all of the stock held in China Shouguan Investment Holding Group Corp. resulting in China Shouguan Investment Holding Group Corp. as a stand-alone company. Pursuant to the holding company merger agreement and effects of merger, all of the assets and liabilities, if any, remain with China Shouguan Investment Holding Group Corp. after the Reorganization. Mr. Jeffrey DeNunzio, the Director of China Shouguan Investment Holding Group Corp. did not discover any assets of China Shouguan Investment Holding Group Corp. from the time he was appointed Director until the completion of the Reorganization and subsequent separation of China Shouguan Investment Holding Group Corp. as a stand-alone company.

On May 18, 2022, Mr. Jeffrey DeNunzio resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer. He remains a Director of the Company.

The resignations of Mr. Jeffrey DeNunzio were not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices. There is no arrangement or understanding among the newly appointed officers and directors or any other person pursuant to which they were appointed as a director and officer of the Company.

On May 18, 2022 Ms. Cassandra DeNunzio was appointed as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director.

Following the appointments of Ms. Cassandra DeNunzio, the Company seeks to explore business opportunities in the area of fire suppression technologies. This may be in the form of licensing agreement(s), merger(s), acquisition(s), or business combination transactions after which the Company would cease to be a "shell" company.

Our majority shareholder, NVC Holdings, LLC, a Wyoming Limited Liability Company, and our Directors, Mr. Jeffrey DeNunzio and Ms. Cassandra DeNunzio, executed a resolution to ratify, affirm, and approve a name change from Prime Time Holdings, Inc. to Sparx Holdings Group, Inc. The aforementioned parties also approved, via the same resolution, to change the Company’s ticker symbol and the authorized shares of Common Stock of the Company from 200,000,000 to 500,000,000.

A Certificate of Amendment to change our name and our authorized shares of Common Stock was filed with the Nevada Secretary of State on July 19, 2022, effective immediately.

On or about July 22, 2022 the Company initiated a FINRA corporate action to effectuate the aforementioned name change from Prime Time Holdings, Inc. to Sparx Holdings Group, Inc., and to change our ticker symbol. This corporate action is pending.

The Company has been and remains engaged in organizational efforts and obtaining initial financing.

The Company has elected June 30th as its year end.

As of June 30, 2022, the Company had not yet commenced material operations.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles, generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents at June 30, 2022 and June 30, 2021 were $0 for both periods.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.”  Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs.  A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. No deferred tax assets or liabilities were recognized at June 30, 2022 and June 30, 2021.

Basic Earnings (Loss) Per Share

The Company computes basic and diluted earnings (loss) per share in accordance with ASC Topic 260, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company.

The Company does not have any potentially dilutive instruments as of June 30, 2022 and, thus, anti-dilution issues are not applicable.

Fair Value of Financial Instruments

The Company’s balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include accrued expenses.

  -F7-

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.”  Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:  (a) the goods or services received; or (b) the equity instruments issued.  The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans as of June 30, 2022.

The Company’s stock-based compensation for the periods ended June 30, 2022 and June 30, 2021 was $0 for both periods.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 is amended by ASU 2018-01, ASU2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01, which FASB issued in January 2018, July 2018, July 2018, December 2018 and March 2019, respectively (collectively, the amended ASU 2016-02). The amended ASU 2016-02 requires lessees to recognize on the balance sheet a right-of-use asset, representing its right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current GAAP. The amended ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current GAAP. The amended ASU 2016-02 also requires qualitative and quantitative disclosures designed to assess the amount, timing, and uncertainty of cash flows arising from leases. A modified retrospective transition approach is permitted to be used when an entity adopts the amended ASU 2016-02, which includes a number of optional practical expedients that entities may elect to apply.

We have no assets or leases and do not believe we will be impacted in the foreseeable future by the newly adopted accounting standard(s) mentioned above.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Note 3 - Going Concern

The Company’s financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company demonstrates adverse conditions that raise substantial doubt about the Company's ability to continue as a going concern for one year following the issuance of these financial statements. These adverse conditions are negative financial trends, specifically operating loss, working capital deficiency, and other adverse key financial ratios.

The Company has not established any source of revenue to cover its operating costs. Management plans to fund operating expenses with related party contributions to capital. There is no assurance that management's plan will be successful. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

Note 4 - Income Taxes

The Company has not recognized an income tax benefit for its operating losses generated based on uncertainties concerning its ability to generate taxable income in future periods. The tax benefit for the period presented is offset by a valuation allowance established against deferred tax assets arising from the net operating losses, the realization of which could not be considered more likely than not. In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not. As of June 30, 2022, the Company has incurred a net loss of approximately $10,453 which resulted in a net operating loss for income tax purposes.  The loss results in a deferred tax asset of approximately $2,195 at the effective statutory rate of 21%. The deferred tax asset has been offset by an equal valuation allowance. Given our inception on June 30, 2021, and our fiscal year end of June 30, 2022, we have completed only two taxable fiscal years.

Note 5 - Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies.  Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. There were no commitments or contingencies as of June 30, 2022.

Note 6 - Shareholder Equity

Preferred Stock

As of June 30, 2022, the authorized preferred stock of the Company was 5,000,000 shares with a par value of $0.0001. There were no shares of Preferred Stock issued and outstanding as of June 30, 2022 and June 30, 2021.

Common Stock

As of June 30, 2022, the authorized common stock of the Company was 200,000,000 shares with a par value of $0.0001. There were 178,750,031 and 0 shares of common stock issued and outstanding as of June 30, 2022 and June 30, 2021, respectively.

Effective September 17, 2021, the Company reorganized and merged with China Shougan Investment Holding Group Corp (“CHSO”) whereas the outstanding common shares of CHSO became the outstanding shares of the Company (see Note 1).

Additional Paid-In Capital

The Company’s director, Jeffrey DeNunzio, paid expenses on behalf of the company totaling $9,453 during the period ended June 30, 2022.

The Company’s director, Jeffrey DeNunzio, paid expenses on behalf of the company totaling $960 during the period ended June 30, 2021.

The $10,413 in total payments are considered contributions to the company with no expectation of repayment and are posted as additional paid-in capital.

Note 7 - Related-Party Transactions

Additional Paid-In Capital

The Company’s director, Jeffrey DeNunzio, paid expenses on behalf of the company totaling $9,453 during the period ended June 30, 2022.

The Company’s director, Jeffrey DeNunzio, paid expenses on behalf of the company totaling $960 during the period ended June 30, 2021.

Office Space

We utilize the home office space and equipment of our management at no cost.

Note 8 - Subsequent Events

Management has reviewed the financial transactions for the Company subsequent to the period ended June 30, 2022 and has found that there was nothing material to disclose except for the following:

On July 19, 2022, the Company filed an amendment to its Articles of Incorporation with the Nevada Secretary of State, whereas, effective immediately upon filing, it changed its name from Prime Time Holdings, Inc. to Sparx Holdings Group, Inc. and increased its authorized shares of common stock to 500,000,000 shares.

On or about July 22, 2022 the Company initiated a FINRA corporate action to effectuate the aforementioned name change from Prime Time Holdings, Inc. to Sparx Holdings Group, Inc. and to change our ticker symbol. This corporate action is pending.

We do not yet know what the Company’s ticker symbol will be changed to, and the ticker symbol chosen will be dependent on current availability and FINRA approval.

The legal date of our name change, July 19, 2022 will differ from the market release date when posted on FINRA’s daily list.

- F8 -

Sparx Holdings Group, Inc.

Balance Sheet

	December 31, 2022 (Unaudited)	June 30, 2022

TOTAL ASSETS	$-	$-

LIABILITIES AND STOCKHOLDERS’ DEFICIT

TOTAL LIABILITIES	$-	$-

Stockholders’ Equity (Deficit)
Preferred stock ($.0001 par value, 5,000,000 shares authorized; 0 issued and outstanding as of December 31, 2022 and June 30, 2022)	-	-

Common stock ($.0001 par value, 500,000,000 shares authorized, 278,750,031 shares issued and outstanding as of December 31, 2022; $.0001 par value, 200,000,000 shares authorized, 178,750,031 shares issued and outstanding as of June 30, 2022)	27,875	17,875
Additional paid-in capital	(595)	(7,422)
Accumulated deficit	(27,282)	(10,453)
Total Stockholders’ Equity (Deficit)	-	-

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY (DEFICIT)	$-	$-

 The accompanying notes are an integral part of these unaudited financial statements.

- F9 -

 Sparx Holdings Group, INC.

STATEMENT OF OPERATIONS

(UNAUDITED)

	Three Months Ended December 31, 2022		Three Months Ended December 31, 2021		Six Months Ended December 31, 2022		Six Months Ended December 31, 2021

Operating expenses
				$		$
General and administrative expenses	$2,054		$1,850		16,829		2,632
Total operating expenses	2,054		1,850		$16,829		$2,632
		$
Net loss	$(2,054)		(1,850)		$(16,829)		$(2,632)
		$
Basic and Diluted net loss per common share	$(0.00)		(0.00)		(0.00)		(0.00)

Weighted average number of common shares outstanding - Basic and Diluted	278,750,031		178,750,031		246,684,814		178,750,031

The accompanying notes are an integral part of these unaudited financial statements.

- F10 -

Sparx Holdings Group, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ (DEFICIT)

 FOR THE PERIOD ended December 31, 2022

(UNAUDITED)

	Common Shares	Par Value Common Shares	Additional Paid-in Capital	Accumulated Deficit	Total

Balances, June 30, 2022	178,750,031	$17,875	$(7,422)	$(10,453)	$-
Shares issued as compensation	100,000,000	10,000			10,000
Expenses paid on behalf of the Company and contributed to capital	-	-	4,775	-	4,775
Net loss	-	-	-	(14,775)	(14,775)
Balances, September 30, 2022	278,750,031	$27,875	$(2,647)	$(25,228)	$-
Expenses paid on behalf of the Company and contributed to capital	-	-	2,054	-	2,054
Net loss	-	-	-	(2,054)	(2,054)
Balances, December 31, 2022	278,750,031	$27,875	$(593)	$(27,282)	$-

Sparx Holdings Group, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS’ (DEFICIT)

 FOR THE PERIOD ended December 31, 2021

(UNAUDITED)

	Common Shares	Par Value Common Shares	Additional Paid-in Capital	Accumulated Deficit	Total

Balances, June 30, 2021	-	$-	$960	$(4,710)	$(4,710)
Common shares issued in reorganization	178,750,031	17,875	(17,875)	-	-
Expenses paid on behalf of the Company and contributed to capital	-	-	4,032	-	4,032
Net loss	-	-	-	(782)	(782)
Balances, September 30, 2021	178,750,031	$17,875	$(12,883)	$(5,492)	$(500)
Expenses paid on behalf of the Company and contributed to capital	-	-	2,000	-	2,000
Net loss	-	-		(1,850)	(1,850)
Balances, December 31, 2021	178,750,031	$17,875	$(10,883)	$(7,342)	$(350)

The accompanying notes are an integral part of these unaudited financial statements.

- F11 -

Sparx Holdings Group, INC.

STATEMENT OF CASH FLOWS

(UNAUDITED)

	Six Months Ended December 31, 2022	Six Months Ended December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(16,829)	$(2,632)
Adjustment to reconcile net loss to net cash used in operating activities:
Share-based compensation	10,000	-
Expenses contributed to capital	6,829	6,032
Changes in current assets and liabilities:
Accrued expenses	-	(3,400)
Net cash used in operating activities	-	-

Net change in cash	$-	$-
Beginning cash balance	-	-
Ending cash balance	$-	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$-	$-
Income taxes paid	$-	$-

The accompanying notes are an integral part of these unaudited financial statements.

- F12 -

Sparx Holdings Group, INC.

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

Note 1 - Organization and Description of Business

The Company was originally incorporated on June 30, 2021 in the State of Nevada with the name, “Prime Time Holdings, Inc.”

On June 30, 2021, Jeffrey DeNunzio was appointed Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director of the Company.

On September 14, 2021, the Company entered into an “Agreement and Plan of Merger”, whereas it agreed to, and subsequently participated in, a Nevada holding company reorganization pursuant to NRS 92A.180, NRS 92A.200, NRS 92A.230 and NRS 92A.250 (“Reorganization”). The constituent corporations in the Reorganization were China Shouguan Investment Holding Group Corp. (“CHSO” or “Predecessor”), Sparx Holdings Group, Inc., FKA “Prime Time Holdings, Inc.” (“Successor”), and Prime Time Merger Sub, Inc. (“Merger Sub”).

Immediately prior to the Reorganization, Prime Time Holdings, Inc. issued 1,000 common shares of its common stock to Predecessor and Merger Sub issued 1,000 shares of its common stock to Prime Time Holdings, Inc. As such, immediately prior to the merger, Prime Time Holdings, Inc. became a wholly owned direct subsidiary of China Shouguan Investment Holding Group Corp. and Merger Sub became a wholly owned and direct subsidiary of Prime Time Holdings, Inc.

On September 15, 2021, Prime Time Holdings, Inc. filed Articles of Merger with the Nevada Secretary of State. The merger became effective on September 17, 2021 at 9:00 AM PST (“Effective Time”). At the Effective Time, Predecessor was merged with and into Merger Sub (the “Merger), and Predecessor became the surviving corporation. Each share of Predecessor common stock issued and outstanding immediately prior to the Effective Time was converted into one validly issued, fully paid and non-assessable share of Prime Time Holdings, Inc.’s (“Successors”) common stock. The result of the merger was that all previous shareholders of Predecessor became the identical shareholders of PRTM holding an equivalent amount of shares in PRTM that they previous held in CHSO prior to the merger. The Agreement and Plan of merger were made a part of the Articles of Merger that were filed as EX-99.1 to the Form 8-K filed with the Commission on September 20, 2021.

At the Effective Time, Prime Time Holdings, Inc., as successor issuer to China Shouguan Investment Holding Group Corp. continued to trade in the OTC MarketPlace under the previous ticker symbol “CHSO” until the new ticker symbol “PRTM” for the Company was released into the OTC MarketPlace on September 21, 2021. The Company was given a new CUSIP Number by CUSIP Global Services for its common stock of 74167E103.

On September 17, 2021, after the completion of the Holding Company Reorganization, we cancelled all of the stock held in China Shouguan Investment Holding Group Corp. resulting in China Shouguan Investment Holding Group Corp. as a stand-alone company.

Our common stock traded in the OTC Markets under the Predecessor ticker symbol “CHSO” under which the common stock of Predecessor previously listed and traded until the new ticker symbol “PRTM” was announced September 20, 2021 on the Financial Industry Regulatory Authority’s daily list with a market effective date of September 21, 2021. We were given a new CUSIP Number of 74167E103.

The Company believes that the Reorganization, was not a transaction of the type described in subparagraph (a) of Rule 145 under the Securities Act of 1933 and the consummation of the Reorganization will not be deemed to involve an “offer”, “offer to sell”, “offer for sale” or “sale” within the meaning of Section 2(3) of the Securities Act of 1933. The Reorganization was consummated without the vote or consent of the Company’s stockholders. In addition, the provisions of NRS 92A.180 did not provide a stockholder of the Company with appraisal rights in connection with the Reorganization. The Company believes that in the absence of any right of any of the Company’s stockholders to vote with respect to the Reorganization or to insist that their shares be purchased for fair value, the Reorganization could not be deemed to involve an “offer” “offer to sell”; or “sale” within the meaning of Section 2(3) of the Securities Act of 1933.

On May 18, 2022, Mr. Jeffrey DeNunzio resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer. He remains a Director of the Company.

The resignations of Mr. Jeffrey DeNunzio were not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices. There is no arrangement or understanding among the newly appointed officers and directors or any other person pursuant to which they were appointed as a director and officer of the Company.

On May 18, 2022, Ms. Cassandra DeNunzio was appointed as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director.

Following the appointments of Ms. Cassandra DeNunzio, the Company began to seek business opportunities in the area of fire suppression technologies.

Our majority shareholder, NVC Holdings, LLC, a Wyoming Limited Liability Company, and our Directors, Mr. Jeffrey DeNunzio and Ms. Cassandra DeNunzio, executed a resolution to ratify, affirm, and approve a name change from Prime Time Holdings, Inc. to Sparx Holdings Group, Inc. The aforementioned parties also approved, via the same resolution, to change the Company’s ticker symbol and the authorized shares of Common Stock of the Company from 200,000,000 to 500,000,000.

A Certificate of Amendment to change our name and our authorized shares of Common Stock was filed with the Nevada Secretary of State on July 19, 2022.

On or about July 22, 2022, the Company initiated a FINRA corporate action to effectuate the aforementioned name change from Prime Time Holdings, Inc. to Sparx Holdings Group, Inc. and to change our ticker symbol. This corporate action has now been processed and completed. The FINRA Daily List Announcement Date for the aforementioned FINRA corporate action was November 8, 2022, while the Market Effective Date was November 9, 2022. Our ticker symbol is now SHGI. Our CUSIP number remains the same as before and did not change as a result of this FINRA corporate action.

On August 29, 2022, we entered into and consummated a Patent License Agreement (“Agreement”) with Sparx Technologies, LLC, a limited liability company (“Licensor”). Licensor is solely owned and controlled by Ms. Cassandra DeNunzio, our CEO and Director. Ms. DeNunzio is the sole and first named inventor under a provisional patent application with a Serial No. 63/304,302 filed with the United States Patent Office (“USPTO”) on January 28, 2022, relating to the fire protection industry and particularly a commercially available battery-operated wireless electronic fire sprinkler network.

The Patent License Agreement was filed as an exhibit to our Form 8-K, as filed with the SEC on August 29, 2022. It is incorporated herein by reference.

As a result of the Agreement, we adopted the existing operations and business plan of Sparx Technologies, LLC pursuant to the terms and conditions of the patent licensing agreement and ceased to be a shell company.

In partial consideration for the exclusive license granted by Licensor to the Company, the Company paid Sparx Holdings, LLC, a limited liability company, controlled and solely owned by Ms. DeNunzio, a non-refundable license fee upon execution of the Agreement in the amount of One Hundred Million shares (100,000,000) of the Company’s common stock (the “Initial License Fee”). The Initial License Fee is consideration for the grant and continuation of the license pursuant to a five-year term. Licensor shall have no obligation or liability to return any portion of the Initial License Fee. The Company shall pay Licensor a royalty of fifty percent (50%) of Licensee’s Net Sales of all Licensed Products developed and sold by the Company. Ownership of the licensed technology prior to, during the course or as a result of the Agreement, will be the sole and exclusive property of Licensor.

The consummation of the Agreement is deemed to be a related party transaction given Ms. Cassandra DeNunzio serves as our sole officer, and as a member of our Board of Directors. She is also the sole member and controller of Sparx Technologies, LLC.

On September 19, 2022, Sparx Technologies, LLC filed with the USPTO two Trademark Applications, Serial No. 97/597085 and Serial No. 97/5977092. SPARXTM corresponds to Serial No. 97/597085 and the graphic (logo) appearing on the first page of this Form 10-Q corresponds to Serial No. 97/5977092.

On January 20, 2023, Sparx Technologies, LLC filed a utility patent application with the USPTO under 35 USC 111(a) for a Mesh Network Fire Suppression System and Associated Methods with Serial No. 18/099,584. A prior provisional application with Serial No. 63/304,302 was filed with the USPTO on January 28, 2022. In addition, an international patent application (PCT) was also filed with the USPTO on January 23, 2023, resulting in international patent pending status. An international application Serial No. PCT/US23/11314 was issued by the USPTO.

We use home office space of our directors at no cost.

We have no employees at this time and we rely upon the services of our sole officer Cassandra DeNunzio, and our two directors, Jeffrey DeNunzio and Cassandra DeNunzio.

The Company has elected June 30th as its year end.

- F13-

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles, generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents at December 31, 2022 and June 30, 2022 were $0 for both periods.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. No deferred tax assets or liabilities were recognized at December 31, 2022 and June 30, 2022.

Basic Earnings (Loss) Per Share

The Company computes basic and diluted earnings (loss) per share in accordance with ASC Topic 260, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company. The Company does not have any potentially dilutive instruments as of December 31, 2022 and, thus, anti-dilution issues are not applicable.

Fair Value of Financial Instruments

The Company’s balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include accrued expenses.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

- F14-

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.”  Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:  (a) the goods or services received; or (b) the equity instruments issued.  The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans as of December 31, 2022.

The Company’s stock-based compensation for the periods ended December 31, 2022 and December 31, 2021 was $10,000 and $0, respectively.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 is amended by ASU 2018-01, ASU2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01, which FASB issued in January 2018, July 2018, July 2018, December 2018 and March 2019, respectively (collectively, the amended ASU 2016-02). The amended ASU 2016-02 requires lessees to recognize on the balance sheet a right-of-use asset, representing its right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current GAAP. The amended ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current GAAP. The amended ASU 2016-02 also requires qualitative and quantitative disclosures designed to assess the amount, timing, and uncertainty of cash flows arising from leases. A modified retrospective transition approach is permitted to be used when an entity adopts the amended ASU 2016-02, which includes a number of optional practical expedients that entities may elect to apply.

We have no assets and or leases that we believe will be impacted in the foreseeable future by the newly adopted accounting standard(s) mentioned above.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Note 3 - Going Concern

The Company’s financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company demonstrates adverse conditions that raise substantial doubt about the Company's ability to continue as a going concern for one year following the issuance of these financial statements. These adverse conditions are negative financial trends, specifically operating loss, working capital deficiency, and other adverse key financial ratios.

The Company has not established any source of revenue to cover its operating costs. Management plans to fund operating expenses with related party contributions to capital. There is no assurance that management's plan will be successful. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

Note 4 - Income Taxes

The Company has not recognized an income tax benefit for its operating losses generated based on uncertainties concerning its ability to generate taxable income in future periods. The tax benefit for the period presented is offset by a valuation allowance established against deferred tax assets arising from the net operating losses, the realization of which could not be considered more likely than not. In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not. As of December 31, 2022, the Company has incurred a net loss of approximately $27,282 which resulted in a net operating loss for income tax purposes.  The loss results in a deferred tax asset of approximately $5,729 at the effective statutory rate of 21%. The deferred tax asset has been offset by an equal valuation allowance. Given our inception on June 30, 2021, and our fiscal year end of June 30, 2022, we have completed only two taxable fiscal years.

Note 5 - Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies.  Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. There were no commitments or contingencies as of December 31, 2022.

Note 6 - Shareholder Equity

Preferred Stock

The authorized preferred stock of the Company consists of 5,000,000 shares with a par value of $0.0001. There were no shares issued and outstanding as of December 31, 2022 and June 30, 2022.

Common Stock

As of December 31, 2022, the authorized common stock of the Company consists of 500,000,000 shares with a par value of $0.0001.

As of June 30, 2022, the authorized common stock of the Company consists of 200,000,000 shares with a par value of $0.0001.

There were 278,750,031 and 178,750,031 shares of common stock issued and outstanding as of December 31, 2022 and June 30, 2022, respectively.

On August 29, 2022, 100,000,000 shares of common stock were issued to Sparx Holdings, LLC as compensation for licensing rights (see Note 1).

Effective September 17, 2021, CHSO completed a holding company reorganization with the Company whereas the outstanding common shares of CHSO were exchanged for an equivalent amount of common shares of the Company (see Note 1).

Additional Paid-In Capital

The Company’s director, Jeffrey DeNunzio, paid expenses on behalf of the company totaling $6,829 during the period ended December 31, 2022.

The Company’s director, Jeffrey DeNunzio, paid expenses on behalf of the company totaling $9,453 during the period ended June 30, 2022.

The Company’s director, Jeffrey DeNunzio, paid expenses on behalf of the company totaling $960 during the period ended June 30, 2021.

The $17,282 in total payments are considered contributions to the company with no expectation of repayment and are posted as additional paid-in capital.

Note 7 - Related-Party Transactions

Office Space

We utilize the home office space and equipment of our management at no cost.

Note 8 - Subsequent Events

On August 29, 2022, we entered into and consummated a Patent License Agreement (“Agreement”) with Sparx Technologies, LLC, a limited liability company (“Licensor”). Licensor is solely owned and controlled by Ms. Cassandra DeNunzio, our CEO and Director. Ms. DeNunzio is the sole and first named inventor under a provisional patent application with Serial No. 63/304,302 filed with the United States Patent Office (“USPTO”) on January 28, 2022, relating to the fire protection industry and particularly a commercially available battery-operated wireless electronic fire sprinkler network.

On January 20, 2023, Sparx Technologies, LLC filed a utility patent application with the USPTO under 35 USC 111(a) for a Mesh Network Fire Suppression System and Associated Methods with Serial No. 18/099,584. A prior provisional application with Serial No. 63/304,302 was filed with the USPTO on January 28, 2022. In addition, an international patent application (PCT) was also filed with the USPTO on January 23, 2023, resulting in international patent pending status. An international application Serial No. PCT/US23/11314 was issued by the USPTO.

On or about January 4, 2023, the Company issued 75,000 shares of our Common Stock to a non-related party in exchange for their services related to designing a component of a battery-operated wireless electronic sprinkler network that is currently being developed by Sparx Technologies, LLC. The battery-operated wireless electronic sprinkler network, remains in the prototype stages of development. No consideration was exchanged pursuant to this transaction.

We have a vested interest in Sparx Technologies, LLC as we intend to sell products developed by Sparx Technologies, LLC.

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